SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 12, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer

ECOPETROL S. A. and Subsidiaries

Consolidated Financial Statements

As of September 30, 2009 and December 31, 2008 and for the nine-
month periods ended September 30, 2009 and 2008

ECOPETROL S.A. and Subsidiaries
Consolidated Financial Statements

As of September 30, 2009 and December 31, 2008 and for the nine-
month periods ended September 30, 2009 and 2008

ECOPETROL S.A. and Subsidiaries
Consolidated Balance Sheets
	September 30 2009	December 31 2008
	(Unaudited)
	(In millions of Colombian pesos)
Assets
Current Assets:
Cash and cash equivalents	$6,386,247	$2,113,803
Investments (Note 2)	1,126,012	3,749,919
Accounts and notes receivable, net	4,295,174	5,877,282
Inventories, net (Note 3)	1,953,039	1,611,296
Advances and deposits	2,854,918	2,248,122
Pension plan assets	-	80,263
Prepaid expenses	46,550	24,215
Total current assets	16,661,940	15,704,900

Non-current assets:
Investments (Note 2)	2,861,000	8,688,320
Accounts and notes receivable, net	473,980	194,912
Property, plant and equipment, net (Note 4)	15,775,447	8,077,488
Natural and environmental resources, net (Note 5)	7,596,886	8,054,049
Deferred charges (Note 6)	1,654,717	1,595,683
Other assets	3,103,585	1,207,099
Revaluations	5,574,979	5,179,961
Total assets	$53,702,534	$48,702,412

Liabilities and Shareholders’ Equity
Current liabilities:
Financial obligations (Note 7)	$287,055	$281,026
Accounts payable and related parties (Note 8)	7,266,657	1,708,647
Taxes payable (Note 9)	1,811,005	3,906,468
Labor and pension plan obligations (Note 10)	146,724	129,658
Estimated liabilities and provisions	1,011,155	673,973
Total current liabilities	10,522,596	6,699,772

Long-term liabilities
Financial obligations (Note 7)	5,629,692	5,473
Labor and pension plan liabilities (Note 10)	2,464,667	2,164,787
Estimated liabilities and provisions	2,557,838	2,542,791
Other long-term liabilities	2,339,752	2,426,921
Total liabilities	23,514,545	13,839,744

Minority interest	887,686	242,951
Shareholders’ equity	29,300,303	34,619,717
Total liabilities and shareholders’ equity	$53,702,534	$48,702,412

Memorandum accounts	$135,663,943	$118,874,631

The accompanying notes are an integral part of these consolidated financial statements

ECOPETROL S.A. and Subsidiaries
Consolidated Statements of Financial, Economic, Social and Environmental Activities
(Unaudited)

	Nine month period ended September 30,
	2009	2008
	(In millions of Colombian pesos, except for the net income per share expressed in pesos )

Revenue
Local sales	$10,764,356	$17,708,018
Foreign sales	10,654,058	9,480,246
Total revenue	21,418,414	27,188,264

Cost of sales	14,514,307	13,825,354
Gross Income	6,904,107	13,362,910

Operating Expenses
Administration	453,573	324,491
Selling	956,724	1,129,129
Operating income	5,493,810	11,909,290

Non-operating income (expenses):
Financial income , net	273,691	2,347,378
Pension expenses	(331,137)	(785,798)
Inflation gain	16,772	30,331
Other expenses, net	(543,446)	(197,229)
Income before provision for income tax and minority interest	4,909,690	13,303,972

Income tax	1,507,719	3,732,215

Minority interest	8,604	-

Net income	$3,410,575	$9,571,757

Net income per share	$84.27	$236.50

The accompanying notes are an integral part of these consolidated financial statements

ECOPETROL S.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(In millions of Colombian pesos, except the dividend per share expressed in pesos)
Nine month periods ended September 30, 2009 and 2008
(Unaudited)
	Subscribed and paid-in capital	Additional paid- in capital	Legal and other reserves	Incorporated Institutional equity	Surplus from equity method	Surplus from revaluation	Public accounting application effect	Retained earnings	Total Equity

Balance as of December 31, 2007	$10,113,334	$3,850,814	$1,910,686	$108,730	$(2,271)	$5,647,382	$-	$5,179,792	$26,808,467
Distribution of dividends ($115 per share)	-	-	4,415	-	-	-	-	(4,658,755)	(4,654,340)
Subscribed capital receivable and additional paid-in capital	4,358	689,836	-	-	-	-	-	-	694,194
Appropriation to reserves	-	-	517,639	-	-	-	-	(517,639)	-
Adjustment in translation of foreign subsidiaries	-	-	-	-	137,573	-	-	(3,398)	134,175
Addition to incorporated institutional equity	-	-	-	2,667	-	-	-	-	2,667
Surplus from revaluation	-	-	-	-	-	(79,784)	-	-	(79,784)
Net income	-	-	-	-	-	-	-	9,571,757	9,571,757
Balance as of September 30, 2008	$10,117,692	$4,540,650	$2,432,740	$111,397	$135,302	$5,567,598	$-	$9,571,757	$32,477,136

Balance as of December 31, 2008	$10,117,791	$4,679,276	$2,432,740	$112,179	$1,481,103	$5,179,961	$(1,013,010)	$11,629,677	$34,619,717
Distribution of dividends ($220 per share)	-	-	-	-	-	-	-	(8,902,913)	(8,902,913)
Subscribed capital receivable and additional paid-in capital	-	20,676	-	-	-	-	-	-	20,676
Addition to additional paid-in capital - Execution of warranties	-	14,387	-	-	-	-	-	-	14,387
Surplus from revaluation	-	-	-	-	-	335,424	-	-	335,424
Devaluation in property, plant and equipment	-	-		-	-	-	2,272	-	2,272
Appropriation to legal reserve	-	-	1,163,072	-	-	-	-	(1,163,072)	-
Appropriation to investment reserves	-	-	1,563,692	-	-	-	-	(1,563,692)	-
Adjustment in translation of foreign subsidiaries	-	-	-	-	(199,835)	-	-	-	(199,835)
Net income	-	-	-	-	-	-	-	3,410,575	3,410,575
Balance as of September 30, 2009	$10,117,791	$4,714,339	$5,159,504	$112,179	$1,281,268	$5,515,385	$(1,010,738)	$3,410,575	$29,300,303

The accompanying notes are an integral part of these consolidated financial statements

ECOPETROL S.A. and Subsidiaries
Consolidated Statements of Cash Flows
(In millions of Colombian pesos)
(Unaudited)

	Nine month period ended September 30
	2009	2008

Operating activities
Cash received from customers	$22,107,197	$22,296,774
Cash from interest income	780,451	1,345,074
Assets and liabilities acquisition	(2,623,954)	(705,520)
Interest expense and other payments	(10,823)	(541)
Cash paid to suppliers and contractors	(5,614,081)	(3,911,614)
Payment of hydrocarbon purchases and other contributions	(3,106,877)	(4,463,045)
Payment of income, sales and equity taxes	(4,452,905)	(2,606,082)
Payment of salaries, fringe benefits and social security	(872,555)	(587,105)
Payment of retirement pensions and transfers to trust funds	-	(351,910)
Net cash provided by operating activities	6,206,453	11,016,031

Investing activities
Net decrease (increase) in investments	8,451,226	(2,217,583)
Excess between purchase price and acquiree’s net assets book value	(1,987,543)	(685,615)
Investments in natural resources	(1,430,201)	(1,284,131)
Additions to property, plant, equipment and natural resources	(5,509,102)	(1,833,999)
Net cash used in investing activities	(475,620)	(6,021,328)

Financing activities
Payment of dividends	(6,207,181)	(2,327,170)
Increase (decrease) of financial obligations	4,713,729	(3,569)
Subscribed capital receivable and additional paid-in capital – capitalization	35,063	694,194
Net cash used in financing activities	(1,458,389)	(1,636,545)

Net increase in cash and cash equivalents	4,272,444	3,358,158

Cash and cash equivalents at the beginning of the period	2,113,803	3,749,899
Cash and cash equivalents at the end of the period	$6,386,247	$7,108,057

The accompanying notes are an integral part of these consolidated financial statements

	Nine month period ended on September 30,
	2009	2008
	(In millions of Colombian pesos)

Cash and cash equivalents detail
Cash	$2,783	$265
Banks and savings entities	5,820,713	4,044,128
Special and in-transit Funds	157,211	2,005,455
Temporary investments	405,540	1,058,209
Total Cash and cash equivalents	$6,386,247	$7,108,057

Net income	$3,410,575	$9,571,757
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of property, plant and equipment	1,081,023	491,270
Amortization of natural and environmental resources	1,304,753	734,478
Amortization of facility abandonment cost	160,922	114,125
Amortization of deferred charges	182,544	70,051
Deferred income tax	229,876	24,758
Amortization of retirement pensions	263,253	855,330
Income from financial interest	113,348	-
Inflation gain	(16,103)	(30,331)
Provision for expenses	225,238	343,025
Provisions reduction	(203,717)	(387,636)
Adjustment in traslation of subsidiaries	(209,343)	140,202
Subsidies	219,195	(3,382,038)
Decrease (increase) in accounts receivable	1,318,719	(37,126)
Decrease (increase) in inventories	(267,041)	(654,519)
Decrease (increase) in pension plan assets	80,263	(342,094)
Decrease (increase) in advances and deposits	(606,794)	(406,983)
Decrease (increase) in paid expenses	(22,334)	(8,646)
Decrease (increase) in deferred charges	(1,789,489)	403,530
Decrease (increase) in other assets	(973,211)	(29,016)
(Decrease) increase in accounts payable	3,505,973	2,530,678
(Decrease) increase in taxes payable	(2,095,464)	1,208,813
(Decrease) increase in labor obligations	53,694	(702,397)
(Decrease) increase in estimated liabilities and provisions	354,036	470,030
(Decrease) increase in other liabilities	(113,463)	71,565
(Decrease) increase in incorporated institutional equity	-	2,635
Net cash provided by operating activities	$6,206,453	$11,016,031

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

1.  Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

ECOPETROL S.A., (hereinafter Ecopetrol or the Company) was incorporated by Law 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (added by Decree 409 of 2006) and Law 1118 of 2006 into a state-owned company by shares and then into a mixed economy entity with commercial character, at national level, related to the Ministry of Mines and Energy, for an indefinite period. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities corresponding to or related to exploration, production, refining, transportation, storage, distribution, and sale of hydrocarbons, their by-products and associated products, and of subsidiary operations, connected or complementary to these activities in accordance with applicable regulations. Ecopetrol’s main domicile is Bogotá, D.C. and it may establish subsidiaries, branches and agencies in Colombia or abroad.

By means of the transformation Decree 1760 of June 27, 2003, the integral administration of the hydrocarbon reserves owned by the Colombian Nation (the Nation), and the administration of non-strategic assets, represented by shares and the participation in companies were separated from Ecopetrol. In addition, Ecopetrol’s basic structure was changed and the Agencia Nacional de Hidrocarburos (ANH) was created to hereinafter issue and develop the Colombian petroleum policy (formerly the responsibility of Ecopetrol) and Sociedad Promotora de Energía de Colombia S.A. which received the non-strategic assets owned by Ecopetrol at that time.

Law 1118 of December 27, 2006 changed the legal nature of Ecopetrol S.A., and authorized the Company to issue shares to be placed in the equity market and acquired by Colombian individuals or legal entities. Once the shares were issued and placed, corresponding to 10.1% of the authorized capital and at the end of 2007 the Company became a Mixed Economy Entity of a commercial nature, at the national level, controlled by the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JPMorgan Chase Bank, N.A., as depositary, for the issuance of ADRs evidencing ADSs. Each of the ADSs represent 20 of Ecopetrol’s common shares or evidence of the right to receive 20 of Ecopetrol’s common shares.

On September 12, 2008, Ecopetrol submitted to the Securities and Exchange Commission or SEC an application to register the Company and to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange or NYSE. The Company’s ADSs began trading on the NYSE under the symbol “EC” on September 18, 2008.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
The subsidiaries consolidated by ECOPETROL S.A. are:

Subsidiaries	Participation September 30, 2009 Percentage Ecopetrol	Participation December 31, 2008 Percentage Ecopetrol	Activity	Subsidiaries

Global Energy	100	-		Ecopetrol America Inc.
Ecopetrol Oleo é Gas do Brasil Ltda.	100	100
Ecopetrol del Perú S.A.	100	100	Exploration, production, transportation, storage, distribution and selling of hydrocarbons, by-products and products, as well as research, development and selling of energy sources	-
HOCOL	100	-		Oleoducto de Colombia S.A.
Black Gold Re Ltd.	100	100	Manage all business associated with the total or partial, direct or indirect execution of insurance and reinsurance of Ecopetrol’s and of its affiliate and/or subsidiary company risks.	-
Andean Chemicals Ltd.	100	100	Manage all business associated with Ecopetrol’s, Propilco’s, Reficar and Bioenergy, its affiliate companies’ operations.	Bioenergy S.A. Bioenergy S.A - ZONA FRANCA
ODL Finance S.A.	65	65	Design, construct, operate, sell, exploit and be the direct or indirect owner of crude oil pipeline systems for hydrocarbon transportation of private use in Colombia.	ODL S.A. ODL - Colombia Branch office
Ecopetrol Transportation Company	100	100	Transportation Company of crude oil
Propilco S.A.	100	100	Production and selling of polypropylene resin	Comai S.A.
Oleoducto Central S.A.	60	35.29	Transportation Company of crude oil
Refinería de Cartagena S.A.	100	49	Refinery
Oleoducto de Colombia S. A.	65.57	43.85	Transportation Company of crude oil

For the preparation of the consolidated financial statements the individual financial statements as of September 30, 2009 and 2008  were used.

Principal  accounting policies and practices

The Contaduría General de la Nación or CGN adopted new accounting principles for Colombian state-owned entities in September 2007. These accounting principles are known as the Régimen de Contabilidad Pública (Regime of Public Accounting or RCP). Pursuant to CGN Communication No. 0079-101345 of September 28, 2007, RCP became effective for Ecopetrol beginning with fiscal year ended December 31, 2008.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

RCP modified various aspects of Colombian Government Entity GAAP. The main modifications pertain to the following items:

•	Investments,
•	Property, plant and equipment,
•	Intangibles,
•	Retirement pensions and
•	Provisions.

A more detailed discussion of these RCP modifications is hereinafter provided for each of the above-listed items.

Principles of Consolidation

The consolidated financial statements include those of Ecopetrol S.A. (as Home Office), Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol del Perú, Ecopetrol America Inc., Andean Chemicals Ltd., ODL Finance., Propilco S.A. and Bioenergy S.A. (collectively, “the Subsidiaries”), where Ecopetrol combined direct an d indirect, participation, is 100%, 100%, 100%, 100%, 100%, 65%, 100% and 79.14%, respectively. These financial statements were consolidated line by line and all transactions and significant intercompany balances between companies have been eliminated.

Presentation Basis

The preparation of the financial statements was carried out under Colombian Governmental Entity GAAP standards and principles issued by the CGN and other legal provisions. These principles may differ in certain aspects from those established by other standards and other control authorities and the opinions on specific matters issued by CGN prevail over Colombian Government Entity GAAP.

The accrual method was applied for the accounting recognition of financial, economic and social facts.

In accordance with the rules for the inspection, supervision, and/or control of Ecopetrol, a normative decision-making structure was established to define the accounting treatment of operations not envisaged by the CGN, which is as follows: i) Principal and permanent inspection, supervision, and control: Residential Public Services Superintendency; ii) Residual control: Companies Superintendency and iii) Concurrent control: Financial Superintendency, on the activities of the company in its capacity as issuer in the stock market. International Financial Reporting Standards  (IFRS) are used to measure the normative gap and the accounting principles generally accepted in the United States are applied to operations related to crude oil and natural gas.

The attached financial statements correspond to interim periods. The financial statements defined by the CGN for interim periods are: the Balance Sheet, the Financial, Economic, Social and Environmental Activities Statement, the Statement of Changes in Shareholders’ Equity and the Statement of Cash Flows. The notes to the interim financial statements are an integral part of such statements and are condensed, in accordance with generally accepted accounting principles for interim periods.

The accompanying financial statements consolidate the assets, liabilities, equity or results of the subsidiary companies. The unconsolidated financial statements are submitted to the Annual Shareholders' Meeting and are the basis for dividend distribution and other appropriations; however, pursuant to legal requirements, the Company is obliged to submit, additionally, annual consolidated financial statements to the Shareholders' Meeting for their approval.

The consolidated financial statements include the accounts of the companies in which the Company has direct or indirect participation exceeding 50% of their partnership capital or on which, despite not having such majority participation, it has significant influence. All significant transactions between consolidated companies are eliminated.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Materiality Concept

An economic fact is material when due to its nature and amount and the circumstances that surround it, its knowledge or ignorance can significantly alter the economic decisions of the users of the financial information.

The consolidated financial statements include specific headings in accordance with legal requirements, or those representing 5% or more of total assets, current assets, total liabilities, current liabilities, working capital, equity and results of operations, as appropriate. In addition, lower amounts are shown when they are deemed to contribute to a better interpretation of financial information.

Use of Estimates

The preparation of the consolidated financial statements in accordance with RCP principles requires that management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, results of the year and the attached notes. These estimates are carried out in accordance with technical criteria pursuant to regulations and current legal provisions. Actual or market values could differ from such estimates.

Transactions in Foreign Currency

Transactions in foreign currency are entered into in accordance with applicable regulations and are recorded at appropriate exchange rates on the transaction date. Balances denominated in foreign currency are reflected in Colombian pesos at the market exchange rates of $1,922.00 and $2,243.59 per US$1 on September 30,2009 and December 31, 2008 respectively.

The adjustment for exchange differences generated by foreign currency assets and liabilities is recorded against results of operations, except when such adjustment is attributable to capital investments in controlled entities, in which case the equity is affected.

As established by the RCP, the financing costs incurred for assets purchases under construction  make part of the costs of the assets until they are ready to use.

The Company when carrying out its crude oil industry activities can freely deal with foreign currency, provided that it complies with the provisions in the exchange regimen.

With respect to those subsidiaries whose financial statements were originally presented in a currency other than the Colombian peso, the financial statements were first translated to US dollars and then to Colombian pesos.  Market exchange rates at September 30, 2009 were used to translate balance sheet accounts, weighted average exchange rates were used to translate  income statement accounts and historical exchange rates were used to translate equity statement accounts.

Joint Operation Contracts

Joint venture or common-interest operation contracts are entered into between Ecopetrol and third parties in order to share the risk, secure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint ventures, one party is designated as the operator and each party takes its share of the crude oil production according to its agreed participation. When Ecopetrol participates as non-operator party, it records these investments, revenues, costs and expenses on a timely basis based on information reported by the operators. When Ecopetrol directly operates the facilities, it records assets, revenues, costs and expenses, recognizing at the same time the accounts receivable of the third party for joint interest billings.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
Cash and Cash Equivalents

Cash and cash equivalents are represented by liquid investments maturing within three months following their acquisition and are recorded as cash management investments.

Cash derived from joint venture operations in which the Company is the operating partner corresponds to advances from partners (including Ecopetrol) according to their contractually agreed participation percentages, which funds are managed in a joint operation exclusive-use bank account

Financial Derivative Instruments

The Company enters into hedging agreements to protect itself from the fluctuations of international crude oil prices. The result obtained from these transactions affects the results of the Company. At the end of each period they are adjusted to the rate or agreed conditions of each contract. Ecopetrol does not use these financial instruments for speculative purposes.

Hedging operations are carried out with banks and other counterparties with a credit risk rating greater than A+.

The Company makes periodic evaluations based on the market risk of hedging operations and, together with the Board of Directors and management, determines the need for extension or early termination of the subscribed contracts, when the result is ineffective vis-á-vis the hedged items. In the event of settlement, the financial and contractual effects are recognized in the results of operations.

Investments

The investments are classified as: i) Liquidity Management Investments, ii) Investments for Policy Purposes and, iii) Equity Investments.

Liquidity management investments correspond to resources invested in debt and participatory securities with the objective of obtaining profits through short term price fluctuations. This investments are initially recorded at its historical cost and then revaluated on valuation methodologies issued by the Finance Superintendency.

Policy purpose investments are made up of debt securities of national or foreign entities, acquired in compliance with macroeconomic or internal policies of the entity, which include investments classified as held to maturity date and available for sale, the former being those which are kept for at least one (1) year, as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are valued based on the Internal Rate of Return (TIR) included in the methodologies adopted by the Finance Superintendency and the investments for the purpose of macroeconomic policy and available for sale investments should be valued based on methodologies adopted by the Finance Superintendency for trading investments.

Equity investments are classified in controlled and uncontrolled entities. Equity investments in controlled entities are recognized at their acquisition cost whenever it is less than the net book value; otherwise, they are recognized at the net book value and the difference between the cost of purchase and the net book value corresponds to goodwill. Their values are updated through the equity method, as established in Resolution 145 of 2008, issued by the CGN.

Beginning in 2008, the RCP incorporated the concept of significant influence for the recognition of investments in associated entities and established the equity method to update the value of these investments.

Significant influence is defined as the power that the entity has, regardless if the percentage of ownership is less than or equal to 50%, to participate in the setting and overseeing of financing and operational policies of another entity for the purpose of obtaining profits from that entity.

Significant influence may be present in one or more of the following aspects:

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

•	Representation on the Board of Directors or equivalent regulatory organ of the associated entity.
•	Participation in policy-making processes.
•	Important transactions between the investor and the associated entity.
•	Exchange of officers, or
•	Supply of essential technical information.

Equity investments in uncontrolled entities include shares of low or minimum liquidity or without any trading and are recognized at historical cost; their updating arises from the periodic comparison of the cost of the investment to its net book value or its value in the stock market.

In accordance with the Technical Standard Related to Assets of the RCP, the investments made in foreign currency should be recognized applying the representative market exchange rate (TRM) of the transaction date. The value must be re-expressed periodically based on the TRM. For foreign subsidiaries, the equity method should be applied in Colombian pesos, following the translation of the financial statements.

Receivables and Provisions for Doubtful Accounts

Receivables are recognized at their original amount or at the amount accepted by the debtor, which is subject to periodic updating in accordance with current legal provisions or agreed contractual terms.

The provision for doubtful accounts is reviewed and updated periodically in accordance with the aged analysis of balances, and the evaluation of the recoverability of individual accounts. The Company carries out the necessary administrative and legal procedures to recover delinquent accounts receivable as well as the collection of interest from customers that do not comply with payment policies.

Inventories

Inventories include assets extracted, transformed and acquired in any way, to be sold, intended for transformation and consumed in the production process, or as a part of services rendered. Ecopetrol uses the perpetual inventory system.

Inventories are recorded at historical costs or at purchase cost, which includes direct and indirect charges incurred to prepare the inventory for sale or use.

This valuation is measured under the weighted average method, considering the following parameters:

•	Crude oil and natural gas inventories for the Company’s own production, at production costs.

•	Crude oil purchased at acquisition costs, including transportation and delivery costs incurred.

•	Finished goods inventory, at total production costs at each refinery.

•	Work in progress inventory, at production costs.

•	Raw material inventory, at weighted average cost.

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at acquisition costs (recorded in the original currency at average costs). Work in process inventories are recorded as an expense or are capitalized, depending of their nature. Inventory consumptions are charged to the joint venture as expense or property, plant and equipment or natural environment properties, as appropriate.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
Additionally, inventories are valued at the lower between market value and average cost and the actual cost incurred for in-transit inventories. At the end of the year, provisions are calculated to recognize impairment, obsolescence, excess or slow-moving or loss of market value.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are recorded at cost, adjusted for inflation until 2001, which includes financial expenses and exchange differences from foreign currency financing incurred until the asset is placed in service. When an asset is sold or retired, the adjusted cost and accumulated depreciation are written off and any gain or loss is recognized in results of operations.

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets useful life. Annual depreciation rates used are:

%
Buildings and pipelines	5
Plants and equipment	10
Transportation equipment	20
Computers	33.3

Regular disbursements for maintenance and repairs are included in expenses and those significant ones that improve the efficiency or extend the useful life are capitalized.

Until 2007, devaluation was recorded as the lesser value of the revaluations of assets and in equity without effect on the results of the period.  However, under the RCP, for 2008 revaluations were reclassified to the equity account known as “Effect of the Application of the Rules for Public Accounting”.  Beginning in 2009, devaluation of property, plant and equipment is to be charged to results.

Natural and Environmental Resources

The Company applies a method similar to the internationally recognized successful efforts method of accounting for investments in exploration and production areas. The acquisition of geological and geophysical seismic information is expensed as incurred, before the discovery of proved reserves. Acquisition costs are capitalized until the time in which it is determined if exploration drilling was successful. If exploration drilling results are unsuccessful, all incurred costs are expensed. On the other hand, when a project is authorized for development, the accumulated acquisition and exploration costs are transferred to the oil investments account. Capitalized costs include also the cost of assets removal. Asset and liability balances related to asset retirement costs are updated annually. Production and support equipment are accounted for on a cost basis and are part of the Property, Plant and Equipment subject to depreciation.

The investments are amortized using the technical units-of-production method on the basis of proved developed reserves without royalties by field. The reserves are based on technical studies prepared internally by the Company’s Department of Reservoirs and approved by the Company’s Reserves Committee, which follow estimation methodologies recommended by international organizations of specialists in hydrocarbon reserves. Proved reserves consist of estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, prices and costs as of the date the estimate is made.

When a well is declared productive, in compliance with the information provided by the Exploration Vice-Presidency of Ecopetrol, tangible property (property, plant and equipment) is capitalized and intangible assets are recognized as an investment in natural and environmental properties.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
When it is determined that a well located in an exploration zone has no proved reserves, it is considered a dry or not commercial well and accumulated costs are expensed in the same period this is known. Costs incurred in geology, seismic and similar activities are recorded in the income statement when incurred.

The estimation of hydrocarbon reserves is subject to several uncertainties inherent to the determination of the proved reserves, production recovery rates, the timeliness in which investments are made to develop the reserves and the degree of maturity of the fields.

The Company recorded as reserves within the account “natural and environmental resources” the contributions of the Nation represented by crude oil and natural gas reserves deriving from the reversions of concessions of oilfield areas in favor of the Nation, given before the effectiveness of Decree 1760 of 2003.

Since Ecopetrol became an issuer in the Bolsa de Valores de Colombia or BVC and the NYSE, the Company has used the methodology approved by the SEC for the calculation of reserves. Under the SEC methodology, amortization for crude oil-producing investments was affected as a result of the change in the base price that is used for the calculation of reserves, which changed from the price of the crude portfolio of the Company in 2007 to the price of crude WTI at the close of 2008. This change generates an immaterial decrease in expenses for amortization of petroleum investments in the financial statements for fiscal year 2008.

On March 7, 2007, Decree 727 was issued replacing Decree 2625 of 2000, which includes regulations related to reserves valuation and accounting for hydrocarbons reserves of the Nation in the Company’s financial statements. In addition, it orders Ecopetrol to register the value of the hydrocarbons exploration or production rights that it owns. This recording is carried out in memorandum accounts in compliance with the opinion issued by the CGN; however, these memorandum accounts are not part of the Company’s balance sheet.

Impairment of Long-Lived Assets

At the end of each year, the net value of long-lived assets held and in use is reviewed, including those to be dismantled or when circumstances or changes occur indicating that the book value may not be recoverable. The recording of provisions usually coincides with the formalization of an action plan by Ecopetrol, including, among others, the offer of such assets to third parties.

Deferred Charges

Deferred charges include deferred income tax that corresponds to the income tax originated on the temporary differences between the determination base for commercial profit and the taxable net income of each period.

They also include the investments made while negotiating the business collaboration contract between Ecopetrol and Schlumberger for the purpose of obtaining incremental production in the Casabe field. Such investments are amortized based on the units-of-production of the field.

In addition, they include the costs incurred in the Sensor project, which is amortized using the straight line method over five (5) years.

Monetary correction attributable to non-monetary accounts (including equity) related to exploration and development activities was recorded as a deferred asset or liability through December 31, 2001 and is transferred to results during the amortization and/or depreciation period of the assets originating it.

Other Assets

Other assets includes goodwill, which corresponds to the difference between the value of purchase of the equity investments in controlled entities and their net book value, which reflects the economic benefits hoped to be achieved from the investment, originating in good name, specialized personnel, reputation of privileged credit, prestige due to sale of better products and services, favorable location and expectations of new businesses, among others.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Goodwill is amortized based on generally accepted methodologies during the term in which the investment recovery is expected, which are reviewed and updated annually based on actual results and future projections applied to investments.

Advances received from Ecogas to cover obligations BOMT (Build, Operate, Maintain and Transfer)

As a result of the recognition of an account receivable from Ecogas and following specific instructions from CGN, the Company recognized as deferred income the net present value of the future payments scheme, in connection with Ecopetrol´s liability related to BOMT contractors. These liabilities are due in 2017, the year when the contractual obligations end. Due to the payment of this amount in 2007, the corresponding deferred income was recognized as a component of other income.

Revaluations

a. Investments

Revaluations and surplus from revaluations correspond to the difference between the historical cost and the intrinsic value or the price quoted on a stock exchange.

b.	Property, Plant and Equipment

Valuations and valuation surplus of property, plant and equipment in the equity correspond to the difference between net book value and the market value for real estate or the current value in use for plant and equipment, determined by specialists registered with the Real Estate Control entity or by suitable technical personnel, according to the situation.

Following the guidelines stated by the General Accounting Office of the Nation within the RCP, the methodology used to appraise property, plant and equipment is the present value in use for going concerns (VAU), for the economic valuation of the assets, considering the current conditions of installation and its useful life in production conditions and generation of income.

The revaluation of the property, plant, and equipment includes the excess difference between the respective appraisal value of these assets and their net book value, except for assets classified as computers and furniture and fixtures.

Financial Obligations

Pursuant to provisions set forth in RCP, public credit operations pertain to any action or contract which, under compliance with legal regulations on public credit, are addressed to supply the company with resources, goods and services under specific payment terms such as loans, issue and placement of bonds and public credit securities, and vendors’ credit.

In regard to loans, public credit operations must be recorded for the actual disbursed amount while bonds and securities placed are recorded for their par value.

Accounts Payable – Suppliers

Correspond to obligations incurred by Ecopetrol with third parties in relation to the fulfillment of its corporate purpose.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Income Tax

The provision for income tax is calculated at the official rate of 33% in 2009 by the accrual method, on the greater of presumptive or taxable income.

The effect of timing differences involving the payment of a lower or higher income tax in the current year is recorded as a deferred tax liability or asset, respectively, provided that a reasonable expectation exists that such differences will reverse and in the case of the deferred tax asset, that sufficient taxable income will be generated to recover the tax. The deferred tax balance was calculated at the rate of 33%.

The Company uses the special deduction for investment in real productive fixed assets equivalent to 40% of the effective investment carried out during the fiscal year. If such assets are sold or they are no longer used in the income producing activity before the maturity of the term of its economic life, it will be compulsory for the Company to reimburse the proportional value of the deduction taken in the income tax return in the corresponding fiscal period in which such fact arises.

Labor and Pension Obligations

The system for salaries and fringe benefits for Ecopetrol personnel is governed by the Collective Labor Agreement 01 of 1977, and in the absence thereof, by the Labor Code. In addition to fringe benefits, Ecopetrol employees are entitled to receive additional benefits agreed upon that depend both on the place, type of work, length of service, and basic salary. Annual interest of 12% is paid on accumulated severance amounts in favor of each employee and the payment of indemnities is provided for when special circumstances arise that result in the non voluntary termination of the contract, and in periods other than the trial period.

The actuarial calculation includes active employees with indefinite term contract, pensioners and heirs, for pension, health care and education plan; temporary, active employees and voluntary retirees, for pension bonuses.

All social benefits of employees who joined the Company before 1990 are the direct responsibility of Ecopetrol, without the involvement of the Colombian social security entity or institution. The cost of health services of the employee and his/her relatives registered with the Company is determined by means of the mortality table, prepared on the basis of facts occurring during 2008. Likewise, the experience of Ecopetrol is considered for the calculation of educational allowances, based on the annual average cost of each business segment, subdivided in accordance with the class of studies: pre-school, primary, high school and university.

For employees who joined the Company as of the effectiveness of Law 50 of 1990, the Company makes periodic contributions for severance, pensions and labor related injuries to the respective funds that assume all these obligations. Likewise, Law 797 of 2003 determined that Ecopetrol employees who joined the Company as of January 29, 2003 will be subject to the provisions of the General Pension Regime.

Following the provisions in Decree 941 of 2002, once the actuarial calculation was approved by the Ministry of Finance in October 2008 and the mechanism for transfer (“commutation”) of the corresponding liability was approved by the Ministry of Social Protection on December 29, 2008, the Company as of December 31, 2008 transferred (“commuted”) the amounts corresponding to its pension liabilities, to autonomous pension trust funds (PAP).

The amount transferred as of December 31, 2008 was $10,092,528 million, which also implied removing the pension trust fund assets and their corresponding pension liabilities for the same amount from the balance sheet and transferring them to the memorandum accounts.

The transferred funds, as well as their earnings, cannot change their destination nor be restored to the Company until all the pension obligations have been fulfilled.

The transferred assets and liabilities correspond only to the pension obligations; those relating to health care and education services remain Ecopetrol’s direct obligations.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
Purchase of hydrocarbons

The Company purchases hydrocarbons that the ANH receives from all the production in Colombia, at prices established according to the section four of Law 756 of 2002 and Resolution 18-1709 of 2003 of the Ministry of Mines and Energy, considering the international prices of reference.

Additionally, it purchases hydrocarbons both from partners as well as from other producers in Colombia and abroad to cover the needs and operating plans of the Company.

Recognition of Income

Income from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including its risks and benefits. In the case of refined and petrochemical products, income is recognized when products are shipped by the refinery; subsequently, they are adjusted in accordance with the volumes actually delivered. Income from transportation services are recognized when products are transported and delivered to the buyer in accordance with the sale terms. In other cases, income is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Late payment interest income on the collection of accounts receivable is recognized following prudence and realization principles.
Starting in March 2007, subsidies for gasoline and diesel are granted by the Nation to refiners such as Ecopetrol, as provided in Law 1111 of 2006 (Budgets Law). Income from said subsidies corresponds to the difference between the regulated price and the international parity price and is recorded by the Company in 2008 in accordance with the Ministry of Mines and Energy Resolution No. 181496 of September 2008, which replaced resolution 180414 of March 2007. Under the new resolution, interest income relating to these subsidies was recorded for 2008. In addition, in 2008, both the value of and interest on the subsidies were calculated in US dollars, generating a net gain due to the difference in the Colombian peso/US dollar exchange rate. Furthermore, Resolution 182439 and Decree 4839 of December 2008 established the procedure for the recognition of the subsidies when it is negative (negative value existing between the parity price and the regulated price).

In 2009, the subsidy and related interest income is again calculated in Colombian pesos, including the recognition of the interest relating to these subsidies.

Costs of Sale and Expenses

Costs are recognized at their historic value both for goods purchased for sale and for accrued production costs of goods produced and services rendered. Costs are disclosed according to the operation which generates them.

Expenses correspond to amounts required for the development of the ordinary activity and include those caused by extraordinary events. Expenses are disclosed in accordance with their nature and the occurrence of extraordinary events.

Costs and expenses are recognized upon receipt of goods or services or when there is certainty of the occurrence of the economic fact. Fuel shortages and losses due to thefts and explosions are recorded as non-operating expenses.

Abandonment of fields

The Company recognizes the liability for future environmental obligations and its corresponding entry is a greater value of natural and environmental resources. The estimation includes plugging costs and abandonment of wells, dismantling of facilities and environmental recovery of areas and wells. Amortization is imputed to production costs, using the technical units-of-production method based on proved developed reserves. Changes resulting from new estimates of the liability for abandonment and environmental restoration are capitalized to the respective asset. The related liability is estimated in foreign currency and is adjusted for exchange difference at the end of each year, and a greater or lesser value of the asset.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
Based on the extension of certain association contracts, the abandonment costs are assumed by the associates in the percentages of participation established in each contract. Ecopetrol has not allocated funds in order to cover these obligations, with the exception of those association contracts detailed in Note 13 numeral 5 of the 2008 annual financial statements; however, to the extent that activities are generated which are related to abandonment, these will be covered by the Company.

Accounting for Contingencies

As of the date the consolidated financial statements are issued, conditions might exist that result in losses for the Company, which will only be known if future specific circumstances arise. Management, the legal Vice Presidency and legal counsel evaluate these situations based on their nature, the likelihood that they materialize, and the amounts involved, to decide on any changes to the amounts accrued and/or disclosed. This analysis includes current legal processes against the Company.

After the change to RCP in 2007, the Company began adjusting the methodology used to evaluate its legal proceedings and any contingent liability there under.  Such methodology was completed in 2008 and is based on the credit system of the Nation, which is used by the Ministry of the Interior and of Justice.  Up to October 31, 2008, Ecopetrol recognized its legal proceedings under the methodology it had used in the past, however, the new methodology was applied at December 31, 2008.

Risks and Uncertainties

The Company is subject to certain operational risks which are customary to the industry in Colombia, such as terrorism, product theft, crude oil international price changes, environmental damages, and variations in the estimations of hydrocarbon reserves.

Net Income per Share

Net income per share is calculated on the weighted average of outstanding shares of the Company during the year.

Memorandum Accounts

These accounts represent facts or circumstances from which rights or obligations could derive and affect the Company. However, these memorandum accounts are not included in the company’s balance sheet.

2.  Investments
	September 30, 2009	December 31, 2008

Current
Fixed yield
Investment Funds administered by third parties (1)	$185,311	$2,077,218
Bonds and securities of private or foreign entities (1)	133,759	1,099,487
Trust Funds	357,422	326,941
Bonds issued by the Colombian Government	120,825	224,053
Specific destination Fund	-	10,212
Treasury Securities – TES	-	6,970
Time deposits	307,619	5,038
Hedge instruments	21,076	-
Total Current	$1,126,012	$3,749,919

Long Term
Variable yield - Shares (2)	733,076	2,404,695
Fixed yield
Bonds and securities of foreign entities	1,074,629	5,094,596
Bonds issued by the Colombian Government	579,617	754,054
Fund for legal contingencies	363,030	378,461
Treasury Securities- TES	87,224	56,529
Other investment	23,439	-
Less: allowance for investments	(15)	(15)
Total Long term	$2,861,000	$8,688,320

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

(1)	Balance includes resources received from a subordinated company for delegated management. As of September 2009 resources for an amount of US$839 deposited in three investments funds were collected.

In addition, variances of these two accounts as compared to December, result from the mentioned investments, destined to working capital and new acquisitions of the company.

(2)	A summary of long-term investments of variable yield as of September 30, 2009, valued under the cost method, is set forth below:

	Number of shares and/or quotas	Participation percentage	Valuation date	Historical Cost	Intrinsic Market Value	Revaluations (provisions)

NON STRATEGIC
Empresa de Energía de Bogotá	6,310,980	7.35	August 2009	$169,421	$489,924	$320,503
Interconexión Eléctrica S.A	58,925,480	5.48	September 2009	69,549	718,891	649,342
Propaise S. A.	18,744,883	0.99	September 2009	30	15	(15)
Total non-strategic				239,000	1,208,830	969,830

STRATEGIC
Sociedad Portuaria de Olefinas	249,992	49.99	September 2009	250	339	89
Zona Franca de Cartagena S. A.	244	8.18	September 2009	239	509	271
Sociedad Portuaria del Dique	10	0.5	September 2009	-	1	1
Total strategic				489	849	361
TOTAL				$239,489	$1,209,679	$970,191

A summary of variable yield long-term investments as of September 30, 2009, valued under the equity method, is set forth below:

STRATEGIC	Number of shares and/or quotas	Participation percentage	Valuation date	Historical Cost	Adjusted cost	Equity method effect
SIGNIFICANT INFLUENCE
Serviport S. A.	53,714,116	49.00	August, 2009	$2,081	$7,256	$5,175
Ecodiesel Colombia S. A.	7,750,000,000	50.00	August, 2009	7,750	7,861	111
Offshore International Group (1)	250	50.00	August, 2009	404,664	335,080	(69,584)
Invercolsa S.A (2)	889,410,047	31.76	August, 2009	60,282	143,390	83,108
Total				$474,777	$493,587	$18,810

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

(1)	Offshore International Group

Offshore International Group Inc. (OIG) is the U.S. parent of Petrotech Peruana S.A.  Petro-Tech Peruana S.A. is a company whose economic activity is the exploration, production and processing of hydrocarbons in Perú.

Restrictions:

(2)	Invercolsa S. A.

By decision of  February 8, 2007, issued by the 28th Bogota Civil Court, Mr Fernando Londoño Hoyos was condemned to return to Ecopetrol all the shares on Inversiones de Gases de Colombia S.A. (Invercolsa) that he had   acquired from ECOPETROL and some of its subsidiaries, as well as to return the amounts he received as dividends from those shares. The decision was appealed and the civil lawsuit was brought to the High Court of Justice (Civil Court) for second instance sentence.

The economic activity and the net results of the nine month period ended September 30, 2009 and of the year ended December 31, 2008, for entities in which Ecopetrol has investments is set forth below:

Company	Economic Activity	Net result for the nine month period ended September 30, 2009	Net result for the year ended December 31, 2008

Interconexión Eléctrica S. A.	Operation, maintenance, transmission and sale of electrical power.	$292,203	$179,495

Empresa de Energía de Bogotá S. A. E.S.P (1)	Electrical energy power transmission	674,469	230,756
Invercolsa S. A. (1)	Investments in energy sector companies including activities inherent to the industry and commerce of hydrocarbons and mining.	44,684	111,773

Oleoducto de Colombia S. A	Construction and operation of a pipeline system, which terminal is the Coveñas embarkation port, Municipality of Tolú, Colombia.	(5,013)	(23,862)

Serviport S. A. (1)	Rendering to the public in general of the necessary services for loading and unloading support of crude oil ships, supply of equipment for the same purpose, load inspections and measurements.	524	(500)

Ecodiesel Colombia S. A. (1)	Construction and operation of plants for the production of bio-fuels and oleo-chemicals and their mixes with hydrocarbon derivative fuels, in addition to the production and distribution of them.	217	76

Offshore International Group (1) (2)	Exploration, production, transportation, storage, distribution and selling of hydrocarbons, by-products and products as well as research, development, and selling of energy sources.	57,891	-

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

(1)	Information available as of August 2009
(2)	Calculation based on the annual average of the Market Exchange Rate as of August, equal to $2,246

The classification of treasury investments depends on the use of the funds, their destination and maturity. Investments whose maturity or realization is shorter than one year are held for short term.

A summary of long-term fixed yield investments at September 30, 2009 to be redeemed during the next five years is set forth below:

Maturity	1 - 3 Years	3 - 5 Years	>5 Years	Total

Private Bonds	$19,461	$-	$-	$19,461
Bonds and securities of foreign entities	905,850	97,054	52,264	1,055,168
Bonds issued by the Colombian Government	292,454	184,338	102,826	579,618
Treasury Securities - TES	27,003	57,323	2,897	87,223
Fund for legal contingences	121,933	218,990	45,531	386,454
	$1,366,701	$557,705	$203,518	$2,127,924

A summary of long-term fixed yield investments at December 31, 2008 to be redeemed during the next five years is set forth below:

Maturity	1 - 3 Years	3 - 5 Years	>5 Years	Total

Private Bonds	$4,145,510	$757,805	$191,281	$5,094,596
Bonds and securities issued by the Colombian Government	144,180	442,297	167,577	754,054
Treasury Securities – TES	31,317	13,863	11,349	56,529
Fund for legal contingences	131,250	159,726	87,485	378,461
	$4,452,257	$1,373,691	$457,692	$6,283,640

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
3.	Inventories, net

	September 30, 2009	December 31, 2008

Finished Products:
Crude Oil	$549,310	$602,210
Fuels	541,478	465,388
Petrochemicals	94,640	108,352
Natural gas	-	41
Purchased Products:
Fuel	97,823	132,295
Crude oil	26,824	35,568
Petrochemicals	7,130	31,934
Raw Materials:
Crude oil	217,752	96,970
Petrochemicals	31,330	29,596
In process Products:
Fuels	265,931	203,328
Petrochemicals	12,232	3,826
In transit inventories	27	11,279
Materials for the production of assets	120,516	9,907
In transit materials	26,998	5,922
Other materials	-	2,144
Total	1,991,991	1,738,760
Less: allowance for inventories	(38,952)	(127,464)
Total	$1,953,039	$1,611,296

The allowance for inventories movement is:

	September 30, 2009	December 31, 2008
Initial balance	$127,464	$80,971
(Decrease) increase to allowance	(88,512)	46,493
Ending balance	$38,952	$127,464

4.	Property, Plant and Equipment, net

	September 30, 2009	December 31, 2008
Plant and equipment	$13,960,789	$11,291,735
Construction in progress (1)	7,192,414	3,435,379
Pipelines, networks and lines	11,819,147	4,081,579
Buildings	1,843,091	1,194,298
Equipment on deposit and in transit	1,010,954	949,724
Transportation equipment and other fixed assets	362,920	286,864
Computer equipment	307,143	281,037
Land	316,679	76,660
Total	36,813,137	21,597,276
Accumulated depreciation	(19,920,031)	(12,426,330)
Allowance for property, plant and equipment	(1,117,659)	(1,093,458)
Total	$15,775,447	$8,077,488

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

(1)
The most representative amounts correspond to infrastructure projects such as the Barrancabermeja fuel hydro treatment plant, Campo Castilla development project in Meta, heavy crude oil transportation pipeline Apiay – Porvenir,  construction of the naphtha pipeline between Tocancipá and Castilla and well drilling for the development of reserves in La Cira.

The residual value is only considered in the valuation process for property, plant and equipment and only in the eventuality in which the assets are totally depreciated or are no longer in operating conditions.  A 5% general average of the cost is applied, according to oil industry practice.  This criterion is not applicable to assets classified as pipelines and buildings, since it is considered that the recoverable costs are equivalent to the costs of removal and transportation for their retirement.

5.	Natural and Environmental Resources, net

	September 30, 2009	December 31, 2008

Amortizable crude oil investments	$15,015,422	$13,727,384
Less: Accumulated amortization	(8,774,708)	(7,007,255)
	6,240,714	6,720,129
Plugging and abandonment, dismantling of facilities
and environmental recovery costs	1,914,057	1,965,902
Less: Accumulated amortization	(1,232,951)	(1,091,504)
	681,106	874,398
Reservoirs and appraisals (1)	701,590	701,590
Less: Accumulated depletion	(600,944)	(580,132)
	100,646	121,458
Exploration in progress	574,420	338,064
Total	$7,596,886	$8,054,049

(1)	These reserves were received from the reversions of concession contracts for $520,218 currently administered by Gerencia Sur and $181,372 by Magdalena Medio.

6.	Deferred charges

	September 30, 2009	December 31, 2008

Deferred income tax	$1,274,172	$1,285,648
Other deferred charges (net)	319,723	235,720
Charges of deferred monetary correction, net	60,822	66,279
Deferred reinsurance	-	8,036
	$1,654,717	$1,595,683

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
7.	Financial Obligations

Financial obligations included:
	September 30, 2009	December 31, 2008

Short term
Interest payable – Loans from local banks	$71,710	$-
Interest payable – Foreign credit - Bonds	40,913	-
Obligations incurred by subsidiaries	174,432	281,026
Total	287,055	281,026

Long-term
Loans from local banks (1)	2,220,200	-
Foreign credit – Bonds (2)	2,883,000	-
Obligations incurred by subsidiaries	526,492	5,473
Total	$5,629,692	$5,473

(1)	Corresponds to the disbursement of the syndicated loan that comprised eleven local banks issued in an amount of $2,220,200 destined to finance the company’s investment plans.

The loan allocations among the banks are as follows:

Participating banks	Loan Amount
Bancolombia	$750,000
Davivienda	450,000
Banco de Bogotá	232,000
Banco Agrario	196,700
BBVA	180,000
Banco de Occidente	100,000
Banco Popular	118,000
Banco Santander	60,000
Banco comercial AV VILLAS	50,000
Banco de Crédito	63,500
Colmena	20,000
Total	$2,220,200

The terms of the loan are as follows:

Term: 7 years, including a 2 year grace period.
Payment of interest: Starting in November 2009
Rate: DTF + 4% (anticipated quarterly rate).
Amortization: Every six months.
Guarantee: Ecopetrol granted a closed security over the stock shares owned either directly or indirectly on the following companies, thus reaching a 120% coverage of the credit amount:

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Company	Amount
Oleoducto Central S.A.	$1,110,035
Refinería de Cartagena S.A.	1,274,796
Polipropileno del Caribe S.A.	279,409
Total	$2,664,240

Under the terms of the loan, the Company has limited its ability to secure future indebtedness with the Company’s stocks in the above-listed subsidiaries.

(2)
On July 23, 2009 the company issued U.S.$ 1.5 billion, 7.625% unsecured and unsubordinated Notes due 2019 (the “Notes”) under Rule 144A/Regulation S, with registration rights before the Securities and Exchange Commission of the United States of America (the “SEC”). The Notes were issued pursuant to an Indenture dated as of July 23, 2009 (the “Indenture”) between the Company and The Bank of New York Mellon, as trustee.

The terms of the notes are as follows:

Coupon: 7,625%
Make Whole on Optional Redemption: 50 basis points over equivalent U.S. Treasury Securities.
Interests payment dates: July 23 and January 23 of each year, starting January 23, 2010.
Maturity Date: July 23, 2019
Denominations: US$1.000 / US$1.000

Under the terms of the Notes, the Company is  required to comply with various covenants that, among other things:

•	require the Company to duly and punctually pay interest on the Notes at the rate of 7.625% per year on January 23 and July 23 of each year, beginning on January 23, 2010;
•	require the Company to duly and punctually pay principal on the Notes on the maturity date of July 23, 2019;
•
limit the ability of the Company and its material subsidiaries to incur any lien, except for certain permitted liens, to secure the payment of public external indebtedness of the Company or any of its material subsidiaries, except in cases where the Notes are secured equally and ratably with (or prior to) such indebtedness (but only for so long as such indebtedness is so secured); and

•	require the Company to make an offer to purchase all or any portion of outstanding Notes held by holders upon the occurrence of a Change of Control Repurchase Event (as defined in the Indenture).

8.	Accounts payable and related parties

	September 30, 2009	December 31, 2008

Dividends payable	2,941,801	2,158

Suppliers	2,423,914	386,237

Advances from Partners	638,204	532,833

Related parties	-	19,002
Deposits received from third parties	510,045	397,731
Purchase of hydrocarbons from the Agencia Nacional de Hidrocarburos - ANH	532,058	210,056

Reimbursement of exploratory costs	69,523	120,627

Other payables	151,111	40,003
Total	7,266,657	1,708,647

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

9.	Taxes payable

	September 30, 2009	December 31, 2008
Income tax and other taxes	$1,495,795	$3,618,553
Special tax and surcharge on gasoline (1)	97,180	92,935
Income and VAT withholdings	91,709	129,737
Industry and commerce and other minor taxes	54,300	20,917
Sales tax payable	72,021	44,326
Total	$1,811,005	$3,906,468

(1)
This tax is levied on sales and/or consumption of regular and premium gasoline and diesel. The funds collected for this tax are paid to the National Treasury Office of the Ministry of Finance. The special tax is paid on the basis of the percentage participation of each beneficiary in the national monthly consumption of regular and premium gasoline.

Income tax (expense) includes:

	September 2009	December 2008
Current income tax provision	$1,277,353	$3,742,887
Income tax of previous periods	490	-
Deferred income tax – Asset and Liability	229,876	(10,672)
	$1,507,719	$3,732,215

The deferred income tax arises mainly from timing differences between the accounting balances and the amounts accepted for tax purposes.  The deferred tax asset is calculated based on the value of accounting provisions not accepted for tax purposes which are deductible at the time of their utilization, and the value of asset inflation adjustments originated from 2004 to 2006.

The deferred tax liability results from the differences in the policy for amortization of crude oil investments which for accounting purposes are amortized by technical units of production whereas for tax purposes are amortized through the straight-line method, and the differences in the method for revaluation of fixed yield investments which for regulation purposes are valued through the market method whereas for tax purposes are valued in a linear way.

Income tax returns may be reviewed by the tax authorities within two years of their filing date. At this date, the terms of filings for the years 2007 and 2008 are open for review.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Currently, differences exist with the National Tax and Customs Administration (DIAN) regarding the calculation and payment method of the first installment of the 2003 and 2004 income tax returns because in the opinion of the DIAN the surtax of such years should have been included in the base. The result of this proceeding will not affect the Company’s cash flow since the amounts under discussion have been directly compensated by the DIAN by positively adjusting the Company’s balances with adjustments the Company had previously requested in unrelated cases.

10.	Labor and pension plan obligations
	September 2009	December 2008
Current
Vacations	$53,002	$37,593
Bonuses and allowances	51,392	40,773
Severance (1)	37,102	32,391
Interest on severance	2,148	2,996
Pension bonds issued and interest	1,876	848
Others	791	2,566
Salaries and pensions payable(2)	413	12,491
Total current	146,724	129,658
Long term
Retirement pensions and other benefits (3)	2,377,801	2,082,072
Retirement pensions joint operations	77,869	75,215
Pension bonds issued and interest	8,997	7,500
Total long-term	2,464,667	2,164,787
Total	$2,611,391	$2,294,445

(1)	Increase is the result of hiring of 400 new employees in Ecopetrol S.A.

(2)
The $12,078 decrease results mainly from temporary payroll payment of employees at refineries and due to the settlement of fixed-term contracts in January 2009, which were pending as of December 31, 2008.

(3)	Corresponds to the actuarial reserve amount for health and education for Ecopetrol S.A.; amount not commutated.

11.	Contingencies

A summary of the most significant proceedings (with amounts of claims greater than $10 billion) on which provisions have been recognized, according to the evaluations of the internal and external attorneys of the Company, as of September 30, 2009, is set forth below:

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Proceeding	Claim	Amount of the Provision

Foncoeco (*)	Profit participation fund of the employees and ex employees of Ecopetrol S.A.	$140,583

Municipality of Arauca	Class Action. Contributions to the solidarity and redistribution of income fund as a consequence of the generation of electricity, according to the Law 142 of 1994.	121,051

Department of Tolima	Class Action for the recalculation of royalties with 20% specified in Law 141 of 1994.	82,287

Universidad de Cartagena y Junta Especial de la Estampilla	Constitutional Action in which the Universidad de Cartagena requests the compliance action for the payment of the stamp on operations carried out in Bolivar, especially in Cartagena de Indias port.	75,000

Municipality of Melgar	Class Action requesting the recovery to the Department of Tolima of the amounts not collected regarding royalties corresponding to the Guandó well.	40,351

Benigno Sánchez Núñez y otros	Class action due to cracking and landslides that destroyed the farms due to underground explosions within the program of San Luis 95.	10,000

Consorcio Protécnica Ltda (En Liquidación) - Constructora Kepler S. A. De C.V.	Time over run in construction said to be Ecopetrol’s fault that altered the economic and financial equilibrium of the contract against the contracting consortium	10,000

(*) In the Foncoeco proceeding, an expert’s report in 2005 calculated damages owed by Ecopetrol at $542,000 and stated that Ecopetrol must pay principal and interest on the profit participation fund for the employees of the Company which was established by the Board of Directors.  It is the opinion of the Company’s management and its legal advisors that there are sufficient arguments to demonstrate that this lawsuit will not proceed, particularly because the basis of the report includes amounts not authorized by the Board of Directors. As of September 30, 2009, a provision for this proceeding was recorded in the amount of $140.5 billion.

12.	SUBSEQUENT EVENTS

From the date of these condensed consolidated financial statements, September 30, 2009 until the date of issuance of them, February 5, 2010, the following significant events have occurred:

Change in Accounting Methodology for the Statement of Cash Flows

Pursuant to current standards issued by the Contaduría General de la Nación (National Accounting Office), as of December 31, 2009  the Company will apply the indirect method in its statement of cash flows instead of the direct method which had been used prior to such date.  This change makes local accounting standards consistent with U.S. GAAP.  Furthermore, the new methodology will not have any financial impact on the Company and is in accordance with local and international accounting standards.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Proved reserves as of December 31, 2009

The Company announced iits proved gross reserves of oil, condensate and natural gas as of December 31,2009 according to the two following criteria: 1) Securities and Exchange Commission (SEC) technical standard and price, and 2) Securities and Exchange Commission (SEC) technical standard with company prices, as follows:

•	1P gross reserves of 1,88 mn BOE (SEC technical standard and price), and replacement ratio of 359%
•	Gross reserves 35.5% increase compared to 2008
•	98% of total reserves audited by three independent firms
•	Reserves-to-production ratio of 9.9 years, outstanding given the 17% increase in production

Approval of preliminary financing commitment on behalf of the US export-import bank, valued at US $1 billion

The U.S Export-Import Bank (U.S. Eximbank) issued a Preliminary Commitment letter for the financing of American goods and services to be used in exploration and development activities, as well as improvement and expansion of existing facilities, up to a value of $1 billion.

Ecopetrol´s ADRs began trading on the Lima Stock Exchange

On December 3, 2009 the Comisión Nacional Supervisora de Empresas y Valores del Perú (CONASEV) approved the listing of Ecopetrol’s ADRs on the Lima Stock Exchange and registered them in the Registro Público del Mercado de Valores de CONASEV.

Trading of Ecopetrol’s ADRs on the Lima Stock Exchange will begin on Friday, December 4, 2009 under the symbol EC and can be bought through any Stock Broker Agency (“SAB”). Grupo Privado de Inversiones – GPI Valores S.A., the Peruvian SAB for Global Securities Colombia, was authorized as sponsor.

Exchange Offer and Identification codes of Ecopetrol S.A. demand notes

On September 3 of 2009 the company announced an offer (the “Exchange Offer”) to exchange  up to U.S.$1,500,000,000 aggregate principal amount of the company’s 7.625% notes due 2019 (the “New Notes”) issued by the company and registered with the U.S. Securities and Exchange Commission for an equal principal amount of the company’s outstanding 7.625% notes due 2019 originally issued on July 23, 2009 (the “Old Notes”) under the terms and subject to the conditions set forth in the prospectus dated September 3, 2009 (“the prospectus”). The exchange Offer was carried out in compliance with the obligations acquired by the company under the Registration Rights Agreement referred to in the prospectus.  The exchange Offer expired on October 2, 2009. Bonds exchange requests were received in an aggregated amount of US$1,492,541,000. On October 7, 2009 the company issued an aggregate amount of US$1,492,541,000 in New Notes and cancelled an aggregate amount of US$1,492,541,000 in Old Notes. In addition, the New Notes were listed on the New York Stock Exchange.

This exchange does not have any effect in the recognition of liabilities of Ecopetrol.

ODL Finance S. A.

On October 1, 2009, Oleoducto de los Llanos Orientales - ODL Sucursal Colombia issued a series of  notes through the equity to which it transfered the economic rights derived from one of the transportation contracts signed by the company. This operation was made through the Dutch auction system controlled by the Colombian Stock Exchange with a total placement amount of COP 500,000 million (Initial amount of COP 450,000 million plus an over-allotment of an additional 50,000 million).

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The funds are destined for the completion of the second phase of the construction and start-up of the pipeline of the Llanos Orientales, and for the return of capital to ODL’S shareholders. The notes, which received a AAA qualification by part of Fitch Ratings Colombia S. A., have a maturity term of seven years with an interest rate equivalent to CPI plus 4.88%.

In the General Meeting of Shareholders held on October 27, 2009 it was determined to decrease ODL capital in an amount of US$70.6 million, US$45.9 million of which - equivalent to 65% - correspond to Ecopetrol S.A.

HOCOL’S closing price

In compliance with provisions set forth in items 2.2 and 2.3 of the Share Purchase Agreement, on October 15, 2009 the price adjustment related to the acquisition of Hocol Petroleum Ltd. was closed based on the estimated net financial situation review which resulted in an adjustment to Ecopetrol’s benefit of US$2 million. This means that the final amount defined for the estimated net financial situation is US$160.1 million and therefore, the purchase amount totals US$740.1 million (US$580 million of the purchase price plus US$160.1 million of  working capital).

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

13. Differences between Colombian Governmental Entity accounting principles and U.S. GAAP

These condensed consolidated financial statements of the Company are prepared in accordance with Colombian Governmental Entity GAAP or RCP. These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and therefore this note presents reconciliations of net income and shareholders’ equity determined under RCP to those same amounts as determined according to U.S. GAAP. These reconciliations should be read in conjunction with the Note 33 of the financial statements presented in Form 20F/A for the year 2008. Also presented in this note are certain significant disclosures required under U.S. GAAP but not required under RCP.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

A) Reconciliation of net income:

The following table presents the reconciliation of net income per Colombian Government Entity GAAP to net income attributable to Ecopetrol  S.A. under U.S. GAAP for the periods ended September 30, 2009, and 2008:

	September 30, 2009	September 30, 2008

Consolidated net income under Colombian Government Entity GAAP	$3,410,575	$9,571,757
Investment securities
a. Unrealized gain (loss)	879,055	(566,152)
b. Impairment	(16,214)	187,024
Investments in non-marketable securities:
a. Equity method	245,267	417,352
b. Variable Interest Entity (VIE)	70,391	59,065
Deferred charges	(93,488)	1,965
Employee benefit plans	(1,586,790)	(1,355,336)
Provisions – allowances and contingencies	3,586	(172,221)
Deferred income taxes	453,688	493,919
Revenue recognition
a. Cost of sales – Over and Under	(62,400)	52,553
b. Other income – exchange losses	-	7,540
Inflation adjustment	65,154	75,715
Inventories	49,593	(55,574)
Lease accounting	(71,996)	12,908
Property, plant and equipment:
a. Interest	9,611	-
b. Impairment	(6,136)	(121,765)
c. Capitalized expenses	13,042	(9,106)
Depreciation, Depletion and Amortization	(54,689)	(14,053)
Asset retirement obligations	286,560	(35,623)
Equity contributions:
a. Incorporated institutional equity	18,922	21,534
b. Reversion of concession rights contributed as capital	20,813	13,892
Business combinations
a. Goodwill	101,988	26,139
b. Fair value adjustments to assets and liabilities acquired	1,078,537	15,295
Consolidated Ecopetrol’s net income under U.S. GAAP	$4,815,069	$8,626,828

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

B)   Reconciliation of Shareholders’ equity:

The following table presents a reconciliation of shareholders’ equity under Colombian Governmental Entity GAAP to shareholders’ equity of Ecopetrol under U.S. GAAP as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008

Consolidated shareholders’ equity under Colombian Government Entity GAAP	$29,300,303	$34,619,717
Investment securities
Investments in non-marketable securities:
a. Equity method	(98,653)	(991,927)
b. Variable Interest Entity (VIE)	-	(320,600)
c. Valuation surplus	(969,845)	(616,951)
Exchange of non-monetary assets	662,374	662,374
Deferred charges	(98,638)	(7,133)
Employee benefit plans	(884)	(563,814)
Provisions – allowance and contingencies	187,438	183,852
Deferred income taxes	484,673	470,044
Revenue recognition:
a. Cost of sales – Over and Under	(51,416)	10,984
Inflation adjustment	(798,342)	(863,496)
Inventories	(16,977)	(66,570)
Lease accounting	372,127	444,117
Property, plant and equipment:
a. Interest	49,379	39,768
b. Revaluation of property, plant and equipment and public accounting effect	(3,536,458)	(3,505,449)
c. Impairment	(303,455)	(297,319)
d. Capitalized expenses	(542,642)	(555,684)
e. Exchange difference	(217,535)	(217,535)
Depreciation, Depletion and Amortization	(874,875)	(820,184)
Asset retirement obligations	262,505	(24,054)
Equity contributions:
a. Incorporated institutional equity	(41,289)	(60,907)
b. Reversion of concession rights contributed as capital	(100,646)	(121,459)
Business combinations
a. Goodwill	152,720	48,471
b. Fair value adjustments to assets and liabilities acquired	(117,087)	(20,510)
Consolidated shareholders’ equity of Ecopetrol under US GAAP	$23,702,777	$27,425,735

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

C) Supplemental consolidated condensed financial statements under U.S.GAAP
C) 1. Supplemental consolidated condensed balance sheets
The condensed balance sheets of the Company as of September 30, 2009 and December 31, 2008 under U.S. GAAP are presented below:
	September 30, 2009	December 31, 2008

Assets
Current assets:
Cash and cash equivalents	$6,571,644	$4,812,595
Investments	909,322	1,345,760
Accounts and notes receivable, net	3,939,818	5,891,412
Inventories	1,842,866	1,569,165
Advances and deposits	1,488,355	887,634
Prepaid expenses	45,561	25,492
Deferred income taxes	604,372	2,027,113
Direct finance lease	-	80,263
Total current assets	15,401,938	16,639,434
Investments	3,578,982	7,506,851
Accounts and notes receivable, net	238,989	194,912
Restricted assets	380,522	388,892
Property, plant and equipment, net	14,494,127	7,696,192
Natural and environmental resources, net	6,859,540	6,456,158
Goodwill	2,435,095	627,610
Deferred charges and other assets	1,836,242	793,339
Deferred income taxes	2,169,377	-
Total Assets	$47,394,812	$40,303,388
Liabilities and shareholders’ equity
Current liabilities:
Financial obligations	$287,055	$281,841
Accounts payable and related parties	7,500,677	1,834,041
Capital lease liability	98,885	102,657
Taxes payable	489,079	2,570,886
Labor and pension plan obligations	147,249	340,537
Estimated liabilities and provisions	793,184	677,214
Total current liabilities	9,316,129	5,807,176
Financial obligations, long-term	5,629,692	5,473
Accounts payable, long-term	200,754	279,882
Capital lease liability	266,850	388,591
Pension plan obligation and other labor obligations, long-term	2,465,552	2,518,307
Deferred income tax, long-term	1,128,837	833,399
Estimated liabilities and provisions	2,079,538	1,748,014
Other long-term liabilities	467,061	478,039
Total non-current liabilities	12,238,284	6,251,705
Total liabilities	21,554,413	12,058,881
Non-controlling interest	2,137,622	818,772
Shareholders’ equity of Ecopetrol	23,702,777	27,425,735
Total Equity	25,840,399	28,244,507
Total liabilities and shareholders’ equity	$47,394,812	$40,303,388

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
C) 2. Supplemental consolidated condensed statements of income
The condensed statements of income of the Company for the periods ended September 30, 2009, and 2008 under U.S. GAAP are presented below:

	September 30, 2009	September 30, 2008

Revenue:
Local sales	$10,646,721	$17,765,146
Foreign sales	10,289,829	9,480,245
Total revenue	20,936,550	27,245,391

Cost of sales	(13,418,352)	(13,325,560)
	7,518,198	13,919,831

Operating expenses:
Administration	(2,122,626)	(1,619,203)
Selling	(942,878)	(944,533)
Operating income	4,452,694	11,356,095

Non-operating income, net	1,848,034	966,701
Income before income tax and minority interest	6,300,728	12,322,796

Income tax:
Current income tax	(1,284,945)	(3,843,548)
Deferred income tax	(289,050)	255,878
	(1,573,995)	(3,587,670)
Net income	4,726,733	8,735,126
Less: Net loss (income) attributable to Non-controlling interest	88,336	(108,298)
Net Income attributable to Ecopetrol S.A.	$4,815,069	$8,626,828

Earnings per share (Basic and diluted)	$118.97	$213.15

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)
C) 3. Supplemental consolidated condensed statements of cash flows
The condensed statements of cash flows of the Company for the periods ended September 30, 2009 and 2008 under U.S. GAAP are presented below:
	September 30, 2009	September 30, 2008

Cash flow provided by operating activities:
Net income	$4,815,069	$8,626,828
Adjustments to reconcile net income to cash provided by operating activities:
Equity method in non-marketable securities	(56,203)	(469,129)
Depreciation, depletion and amortization	2,120,572	2,288,337
Impairment	371,526	121,653
Provisions	34,296	(47,743)
Deferred income tax	289,050	(255,878)
Exchange loss	(987,469)	(479,459)
Non-controlling interest	(88,336)	108,298
Net changes in operating assets and liabilities:
Accounts and notes receivable	767,373	(3,944,311)
Inventories	(117,874)	(404,011)
Deferred and other assets	(2,014,561)	(2,092,367)
Accounts payable and related parties	5,773,802	4,954,409
Taxes payable	(4,043,022)	779,539
Labor obligations	1,373,020	488,902
Estimated liabilities and provisions	48,783	879,945
Net cash provided by operating activities	8,286,027	10,555,012

Cash flows from investing activities:
Payment for purchase of Companies, net of cash acquired	(1,154,618)	-
Purchase of investment securities	(4,607,977)	(21,719,249)
Redemption of investment securities	3,150,326	18,468,988
Investment in natural and environmental resources	(1,098,533)	(744,499)
Additions to property, plant and equipment	(4,012,485)	(1,631,288)

Net cash used in investing activities	(7,723,287)	(5,626,048)

Cash flows from financing activities:
Non-controlling interest	1,407,186	(141,592)
Payment of financial obligations	(303,513)	34,975
Proceeds from financial obligations	5,774,052	390,557
Proceeds from issuance of shares	35,063	694,194
Dividends paid	(6,207,181)	(2,327,170)
Net cash provided by (used in) financing activities	705,607	(1,349,036)

Effect of exchange rate changes on cash	(490,702)	107,346
Net increase in cash and cash equivalents	1,759,049	3,472,581
Cash and cash equivalents at beginning of period	4,812,595	8,007,282
Cash and cash equivalents at end of period	$6,571,644	$11,479,863

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

C) 4. Supplemental consolidated statements of shareholders’ equity

The statements of shareholders’ equity of the Company for the nine month periods ended September30, 2009 and 2008 under U.S. GAAP are as follows:

	Common Stock
	Millions of shares	Value	Additional paid-in- capital	Comprehensive Income (loss)	Retained earnings	Accumulated other comprehensive loss	Ecopetrol's Equity	Non-Controlling Interest	Total Equity

Balance at December 31, 2007	40,473	10,113,334	3,607,929		$8,269,100	(999,332)	20,991,031	571,597	$21,562,628
Purchase Of subsidiary shares non controlling interest
Business Combination	-	-	-	-	-	-	-	8,718	-
Issuance of company shares	-	4,457	828,462	-	-	-	832,919	217,378	1,050,297
Distribution of dividends	-	-	-	-	(4,654,340)	-	(4,654,340)	$(141,634)	(4,795,974)
Other contributions	-	-	-	-	(23,742)	-	(23,742)	139,566	115,824
Comprehensive income:									-
Net income	-	-	-	$8,841,883	8,841,883	-	8,841,883	6,256	8,848,139
Other Comprehensive income, net of tax:									-
Unrealized earnings on investment securities, net of tax effect of $303,895	-	-	-	617,002	-	-	617,002	-	617,002
Amortization of actuarial loss, net of tax effect of $302,050	-	-	-	613,251	-	-	613,251	-	613,251
Translation adjustment	-	-	-	207,731	-	-	207,731	16,890	224,621
Total other comprehensive income	-	-	-	1,437,984	-	1,437,984	-	-	-
Comprehensive income	-	-	-	$10,429,288	-	-	-	-	-
Balance at December 31, 2008	40,473	10,117,791	$4,436,391	-	12,432,901	438,652	27,425,735	818,771	28,244,506
Business Combinations							-	1,254,890	1,254,890
Issuance of company shares	-	-	35,063	-	-	-	35,063	-	35,063
Distribution of dividends	-	-	-	-	(8,902,913)	-	(8,902,913)	(101,685)	(9,004,598)
Net income	-	-	-	$4,815,069	4,815,069	-	4,815,069	(88,336)	4,726,733
Other Comprehensive income, net of tax:
Unrealized losses on investment securities, net of tax effect of $(337,272)	-	-	-	(684,765)	-	-	(684,765)	-	(684,765)
Amortization of actuarial gain, net of tax effect of $ 709,407	-	-	-	1,440,313	-	-	1,440,313	-	1,440,313
Translation adjustment	-	-	-	(425,725)	-	-	(425,725)	253,982	(171,743)
Total other comprehensive income	-	-	-	329,823	-	329,823	-	-	-
Comprehensive income	-	-	-	$5,144,892	-	-	-	-	-
Balance at September 30, 2009	40,473	$10,117,791	$4,471,454	$-	$8,345,057	$768,475	$23,702,777	$2,137,622	$25,840,399

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

A detail of Other Comprehensive Income, including the related income tax effects, is presented below:

	September 2009
	Before-Income Tax	(Income Tax Expense)	Net of Income Tax
	Amount	Or Benefit	Amount

Unrealized loss on securities available for sale	$(26,961)	$8,897	$(18,064)
Pension liability - net unamortized actuarial loss	1,599,277	(527,761)	1,071,516
Cumulative translation adjustment	(284,977)	-	(284,977)
Other comprehensive income (loss)	$1,287,339	$(518,864)	$768,475

	December 2008
	Before-Income Tax	(Income Tax Expense)	Net Of Income Tax
	Amount	Or Benefit	Amount

Unrealized loss on securities available for sale	$995,076	$(328,375)	$666,701
Pension liability - net unamortized actuarial loss	(550,443)	181,646	(368,797)
Cumulative translation adjustment	140,748	-	140,748
Other comprehensive income (loss)	$585,381	$(146,729)	$438,652

D) Summary of significant differences and required U.S. GAAP disclosures

INVESTMENT SECURITIES

The Company’s investments include both marketable securities and non-marketable securities.  Under RCP, the Company classifies investment securities based on the form of their investment return, either as fixed-yield investment or as variable-yield investments.  Fixed-yield investments generally represent debt securities and are initially recorded at cost with subsequent adjustments to fair market value recorded in the income statement.  Variable-yield investments generally represent equity securities or interests in other entities and are initially recorded at cost.  Subsequent adjustments to fair value are made with increases in fair value resulting in an increase to equity, while decreases in fair value are charged to the income statement.  Fair values are determined using quoted market prices, if and when available.  Absent quoted market prices, these investments are recorded at Management’s estimate of fair value using discounted cash flow techniques.

Under U.S. GAAP, the Company has classified its investment securities as held to maturity or available for sale, as defined by Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).  Debt security investments for which the Company has demonstrated its positive ability and intent to hold until maturity are classified as held-to-maturity.  Such investments are reported at amortized cost.  Investments classified as available-for-sale are reported at fair value, with unrealized gains and losses reported, net of taxes, as a component of other comprehensive income.

In the event an other than temporary impairment of the values of the investments occurs, the impairment loss is recorded in income.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The Company’s short-term and long-term investments at September 30, 2009 and December 31, 2008 consist of the following:

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of September 30, 2009 ( in millions of Colombian pesos)

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$119,272	$1,392	$(10,803)	$(10,803)	$139,321
Securities issued or secured by government sponsored enterprise	147,401	5,178	-	(655)	142,878
Securities issued or secured by financial entities	234,101	467	(11,539)	(5,113)	250,286
Other debt securities	15,791	432	-	-	15,359
Total Short-term Investments Classified as Available for Sale	516,565	7,469	(22,342)	(16,406)	547,844

Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	792,162	35,221	(24,371)	(12,594)	793,906
Securities issued or secured by government sponsored enterprise	-	-	-	-	-
Securities issued or secured by financial entities	711	-	(59)	-	770
Securities issued or secured by government USA	1,144,248	787	(83,404)	(30,723)	1,257,588
Other debt securities	1,771	-	(558)	(577)	2,906
Total Long-term Investments Classified as Available for Sale	1,938,892	36,008	(108,392)	(43,894)	2,055,170
Total Available for Sale	$2,455,457	$43,477	$(130,734)	$(60,300)	$2,603,014

	Aggregated Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Long-term Investments- Held to Maturity Securities
Securities issued or secured by Colombian government	$125,673	$3,783	$(4,878)	$126,768
Securities issued or secured by government USA	10,303	368	-	9,935
Other debt securities	19,385	-	(30,357)	49,742
Total Long-term Investments Classified as Held to Maturity	$155,361	$4,151	$(35,235)	$186,445

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of December 31, 2008

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$239,819	$17,825	$(5,559)	$-	$227,553
Securities issued or secured by government sponsored enterprise	989,949	148,808	(4,158)	-	845,299
Securities issued or secured by financial entities	92,535	13,026	-	-	79,509
Other debt securities	23,457	3,175	-	-	20,282
Total Short-term Investments classified as Available for Sale	1,345,760	182,834	(9,717)	-	1,172,643

Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	821,342	123,957	(6,259)	-	724,733
Securities issued or secured by government sponsored enterprise	2,515,761	427,156	(215)	(390)	2,110,413
Securities issued or secured by financial entities	596,792	110,263	(64)		487,898
Securities issued or secured by government USA	2,169,197	35,436	(27,653)	-	2,161,414
Other debt securities	1,452	144	-	(95)	1,403
Total Long-term Investments classified as Available for Sale	6,104,544	696,956	(34,191)	(485)	5,485,861
Total Available for Sale	$7,450,304	$879,790	$(43,908)	$(485)	$6,658,505

	Aggregated Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Long-term Investments- Held to Maturity Securities
Securities issued or secured by Colombian government	$132,133	$993	$(2,533)	$133,693
Securities issued or secured by government USA	12,436	1,129	-	11,307
Other debt securities	35,829	1,733	-	34,096
Total Long-term Investments Classified as Held to Maturity	$180,398	$3,855	$(2,533)	$179,096

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The maturities of fixed-income investments at September 30, 2009 and December 31, 2008 are as follows :

As of September 30, 2009

	Available for Sale		Held to Maturity
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in one year or less	$547,843	$516,564	$-	$-
Due in one year to five years	1,932,736	1,838,201	76,734	43,494
Due in five years to ten years	122,435	100,692	109,711	111,867

Total	$2,603,014	$2,455,457	$186,445	$155,361

As of December 31, 2008

	Available for Sale		Held to Maturity
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in one year or less	$1,172,644	$1,345,759	$60,254	$63,986
Due in one year to five years	5,157,100	5,765,696	118,842	116,412
Due in five years to ten years	328,761	338,849	-	-
Total	$6,658,505	$7,450,304	$179,096	$180,398

Proceeds from the sale of investment securities, gains and losses resulting from such sales are as follow:

	September 2009	September 2008

Proceeds from sales	$7,146,322	$6,152,234
Gains	23,301	13,868
Losses	3,984	7,847

Foreign Exchange Gains and Losses on Securities Available for Sale

Under RCP, changes in account balances resulting from changes in foreign currency exchange rates are reflected in a company’s net income.  Under U.S. GAAP, any change in value of available-for-sale debt securities as a result of changes in foreign currency exchange rates is reflected in equity as required under the guidance in Emerging Issues Task Force 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities (“EITF 96-15”).  The amount reclassified from earnings under RCP purposes to other comprehensive income for U.S. GAAP purposes includes $97,872 and $663,994 in September 30, 2009 and 2008, respectively that correspond to exchange rate differences.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Unrealized losses disclosure

Available-for-sale securities in an unrealized loss position as of September 30, 2009 and December, 2008 are as follows

	Less than 12 months		More than 12 months
	Gross Unrealized Loss	Market Value	Gross Unrealized Loss	Market Value

September 30, 2009	$(22,342)	$292,118	$(108,392)	$1,349,430
December 31, 2008	$(27,867)	$1,258,847	$(16,041)	$268,894

Impairment

Impairment of security investments is reported differently under RCP and U.S. GAAP.  Under RCP, impairment is also charged to earnings in the current period, but recoveries in value can be recorded up to the amount that was originally impaired.  Under U.S. GAAP, other-than-temporary impairment should be charged to earnings in the current period and a new cost basis for the security is established.  Subsequent increases in the cost basis of an impaired investment as a result of a recovery in fair value are prohibited.

The Company has a policy under which they conduct periodic reviews of marketable securities to assess whether other-than-temporary impairment exists.  A number of factors are considered in performing an impairment analysis of securities.  Those factors include:

a)	the length of time and the extent to which the market value of the security has been less than cost;
b)
the financial condition and near-term prospects of the issuer, including any specific events which influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); and

c)	the intent and ability of the Company to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value.

The Company also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

Ecopetrol’s marketable security portfolio consists only of debt securities, such as treasuries, bonds, and commercial paper. For this reason, the Company has an internal policy to limit the ratings of their investments and issuers to the following ratings:

Credit Rating Agency	Short-term Credit Rating	Long-Term Credit Rating
Standard & Poor’s	A-1	A
Moody’s Investors Services	P-1	A2
Fitch Ratings	F-1	A

If the credit rating of an issuer or an investment drops below the aforementioned limits, the Company must sell the investment within 10 days.  Investment securities were assessed for other than temporary impairment.  For U.S. GAAP purposes, the Company recognized impairment on its investment securities amounting to $60,229 and $20,962 in September 2009, respectively. For September 2009 and 2008 a major contributing factor to these losses has been that Ecopetrol has a large portion of their investments in securities denominated in U.S. dollars.  The weakening of the U.S. dollar as compared to the Colombian peso has thus forced a lot of these securities into a loss position.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

INVESTMENTS IN NON-MARKETABLE SECURITIES

a.	Equity Method

Under RCP, equity securities for which prices are unquoted, or for which trading volume is minimal, and the Company does not control the investee, are accounted for under the cost method and subsequently are valued by the shareholders' equity comparison method. Under the equity comparison method, the Company accounts for the difference between its proportionate share of shareholders' equity of the investee and its acquisition cost, adjusted for inflation through 2001, in a separate valuation account in the assets and equity (valuation surplus), if the proportionate share of shareholders’s equity of the investee is higher than its cost or as an allowance for losses, affecting net income, if the cost is higher than the proportionate share of shareholders’s equity of the investee. The proportionate share of shareholder’s equity is considered as the market value for this purpose and is known as intrinsic value. Under this method, the Company only records dividends as income when received. From 2008 the RCP incorporated the concept of important influence for the recognition of investments in associated entities and established the equity method to update these investments.

Under U.S. GAAP, an investment in a non-marketable equity security is recorded using the equity method when the investor can exercise significant influence over the investee, or the cost method when significant influence cannot be exercised. Investments accounted for using the equity comparison method under RCP are accounted for using the equity method for U.S. GAAP.  Under the equity method of accounting for U.S. GAAP the carrying value of such an investment is adjusted to reflect (1) the Company’s proportionate share of earnings or losses from the investee and (2) additional investments and distributions of dividends.  The Company’s proportionate share of income or loss is reported in earnings but any dividends or additional investments are reported only as an adjustment of the carrying amount of the investment.  The income tax consequences that the Company would incur as a result of equity earnings have been reported by the Company as additional deferred income tax expenses and deferred tax liabilities.

The differences between the application of the cost and equity comparison methods under RCP and the equity method under U.S. GAAP were:

•	Reversion of valuations and allowances for losses recorded under RCP
•	Reversion of inflation adjustments recorded under RCP
•	Inclusion of share of earnings or losses under U.S. GAAP, net of intercompany eliminations.
•	Inclusion of share in other comprehensive income under U.S. GAAP.

The summary of the investments valued by the equity method for U.S. GAAP purposes is shown in the following table:

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

For the Period Ended September 30, 2009

Company	Company	Percentage Of Voting Interest	Equity Calculated under US GAAP	Equity Under RCP	Assets Under RCP	Liabilities Under RCP	Investment Under US GAAP Equity Method
Invercolsa S.A.	32%	203,275	451,338	494,316	42,978	44,684	$64,570
Serviport	49%	3,392	14,808	17,952	3,144	525	1,662
Ecodiesel S.A.	50%	7,574	15,723	83,282	67,559	217	3,787
Offshore International Group	50%	670,160	670,160	764,287	94,127	57,891	335,080
							$405,099

For the Period Ended September 30, 2008

Company	Percentage of Voting Interest	Equity Calculated Under U.S. GAAP	Equity Under RCP	Assets Under RCP	Liabilities Under RCP	Net Income (Loss) Under RCP	Investment Under US GAAP Equity Method
Oleoducto de Colombia S.A.	44%	$36,906	$117,158	$134,944	$17,786	$(3,943)	$16,183
Invercolsa S.A.	32%	193,801	472,147	473,064	917	45,051	61,551
Serviport	49%	2,722	12,802	15,737	2,935	(467)	1,334
Refinería de Cartagena S.A.	49%	2,796,272	2,600,838	3,140,512	539,674	(32,178)	1,370,171
Ecodiesel S.A.	50%	15,680	15,680	48,751	33,071	177	7,840
							$1,457,079

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The number of shares which the Company owns with respect to its investment in Invercolsa S. A. has been subject to a legal dispute with another Invercolsa shareholder.  Numerous court decisions have ruled in favor of both the Company and the other shareholder, with the final outcome still unknown.  As a result of these court decisions, the number of shares owned by the Company has fluctuated, from the current 31.76% to more than 50%.  Consequently, applying appropriate GAAP in both Colombia and the U.S., which is based on the Company’s percentage ownership of the investee, would result in different accounting treatment each time a court decision was handed down.  Therefore, until the final legal outcome is known, the Company has decided to record the investment under the equity method for US GAAP purposes, applying the lower percentage owned (31.76%) during all of the years that the Company has had an ownership interest in Invercolsa S.A.  As such, the amount of the Company’s investment is adjusted only for its proportionate share of Invercolsa’s net income or loss and any dividends received or additional investments made, and no adjustment is made for changes in Invercolsa’s estimated fair value.

b.           Variable Interest Entity (VIE)

Under U.S. GAAP, Financial Accounting Standards Board Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities, clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  ARB No. 51 requires that consolidated financial statements include subsidiaries in which the company has a controlling financial interest, i.e., a majority voting interest.  Application of the majority voting interest requirement to certain types of entities may not identify the party with a controlling financial interest because that interest may be achieved through other arrangements.  Under FIN No. 46(R), a company shall consolidate a variable interest entity if that company has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.  In determining whether it is a primary beneficiary of a variable interest entity, a company shall treat variable interests in that same entity held by the company’s related parties as its own interest.  Under RCP, consolidated financial statements only include subsidiaries in which the company has the majority voting interest.  Based on the FIN 46(R) definition, Ecopetrol identified that its investment in Oleoducto Central S.A. (hereinafter Ocensa), valued at cost under RCP, should be consolidated as a VIE for U.S. GAAP purposes.

Ocensa is a mixed economy company organized in accordance with Colombian laws in December 1994, with a duration expiring in December 2093 and dedicated to designing, constructing, operating, managing, commercially exploiting and owning an oil transportation system for public use, without any limitation, including maritime ports and oil terminals, whose starting point is located in the Cusiana and Cupiagua oil fields, Department of Casanare, and whose final point is located in the Coveñas shipment port, in the municipalities of San Antero, Department of Córdoba and Coveñas, Department of Sucre.  Ocensa is defined as a Port Company, per Resolution 0155 of March 29, 2000 of the Ports Superintendency.

As of December 31, 2008 Ecopetrol S.A. owned 35.29% of Ocensa.  Ocensa was a VIE because Ecopetrol contractually absorbs 60% of the operating expenses of Ocensa through tariffs.  A minority interest owner is entitled to a cumulative annual preferred return on its investment amounting to US$16.968892 per share on 1,274,576 shares for a total of US$21,628,142 annually.  The interest of the preferred owner is 24.71% at December 31, 2008 and will revert to Ecopetrol upon retirement of its investment.

At September 30, 2009 Ocensa is not considered as a VIE due to Ecopetrol S.A. acquired the control of this company.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The summary of Ocensa financial information as of and for the period ended September 30, 2008 follows:

Assets	$989,436
Liabilities	157,512
Equity	831,924
Total Revenues	502,123
Cost Sales	261,328
Operating Income	240,795
Income before income tax	263,763
Net income	$167,369

c. Cost Method Investments

For investments in non-marketable securities that the Company has determined should be accounted for under the cost method in accordance with U.S. GAAP, the inflation adjustment and the valuation recorded under RCP were reversed.   The effect is all recorded in shareholders’ equity.

The following table lists those non-marketable equity investments held by the Company at September 30, 2009 and December 31, 2008 which are accounted for using the cost method:

September 30, 2009:
(all amounts except share and percentage information are in millions of Colombian pesos)

Investment	Number of Shares	Participation Percentage	Cost

Interconexión Eléctrica S.A.	58,925,480	6	$124,113
Empresa de Energía de Bogotá S.A. E.S.P	6,310,980	7	151,932
Total			$276,045

December 31, 2008:

Investment	Number of Shares	Participation Percentage	Cost

Interconexión Eléctrica S.A.	58,925,480	6	$124,113
Empresa de Energía de Bogotá S.A. E.S.P	6,310,980	7	151,932
Colombia Telecomunicaciones	100	-	1
Total			$276,046

Under U.S. GAAP (EITF 03-1), assets held at cost, including non-marketable equity investments, should be evaluated for impairment if the Company is aware of any events or changes in circumstances that may have significant adverse effects on the fair value of the investment.  If the Company believes such circumstances exist, the Company would estimate the asset’s fair value and compare that to cost to determine if any impairment is necessary.  The Company believes no such events or changes in circumstances existed at the balance sheets dates.  However, the Company used market values established under RCP to assess impairment of these investments and determined that they were not impaired.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

EMPLOYEE BENEFIT PLANS

Pension, health care, education and other benefit plans

Under Colombian Government Entity GAAP, the Company estimates the net present value of its actuarial liability for all pension and other post-retirement obligations.  Annually, the Company estimates the net present value of the actuarial liability and adjusts the recorded liability accordingly.  The amount of the adjustment is reflected in the Company’s net income.  Funds are set aside to settle this liability and are placed in a pension trust fund as from 2008, those pension plan assets were effectively netted against the corresponding pension obligation liability.

For other post-retirement benefits, the payments are made according to seniority and the salary at the time of retirement, as stipulated in the Collective Labor Agreement and the Agreement No. 01.

Under the post-retirement benefits plan for Ecopetrol personnel, the Company covers 90% of educational expenses for children of employees, including enrollment fees, tuition and other associated costs.  A fixed annual sum, depending on grade level, is also provided for the acquisition of textbooks.  Educational coverage includes kindergarten, elementary scholl, high school and college.   Ecopetrol´s financial statements must also show the cost of post-retirement educational benefits for children of retired employees, since benefits continue irrespective of retirement or death.

According to the Collective Labor Agreement and Agreement No. 1, the Company will pay for health services for employees and enrolled family members.  Health services include:  office visits and required laboratory services, drugs, diagnostic examinations, ambulatory treatment, hospitalization due to illness or accident, surgery due to illness or accident, maternity and rehabilitation treatments and orthopedic parts.   Therefore, such post-retirement health benefit costs, are recorded in the RCP Ecopetrol financial statements, since retired workers and enrolled family members continue to receive full medical coverage.  The same is true for deceased non-retired employees.

U.S. GAAP requires the recognition of pension, health care and education plans costs based on actuarial computations under a prescribed methodology which differs from that used under RCP. For purposes of U.S. GAAP reconciliation, the transition obligation calculated at the date the Company adopted Statement on Financial Accounting Standard No. 87, Employers Accounting for Pensions (SFAS 87) is being amortized from January 1, 1989, for a period of 16.64 years for the pension plan.  The transition obligation for the education and medical plan is being amortized from January 1, 1995, for a period of 10.64 years.

In addition, the Company under Colombian law must pay pension bonds for certain employees when they leave Ecopetrol. And those bonds payable accrue interest at the DTF rate, which rate averaged 10.90% for 2009 and 2008.

The economic assumptions used in the determination of pension obligations under U.S. GAAP differ from those used under RCP because the latter are established annually by the Colombian regulations.

The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the periods ended September 30, 2009, and 2008,  are summarized below: (all obligations were measured at the year end). (*) Other benefits include education, health, pension bonds and accrued severance.

The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial present value of the pension obligation and the projected pension obligations for the plan years were as follow:  the rate of return on the pension fund during 2009 was 15.97%, and the cost of living during the same period reached a value of 7.67%, bringing the actual rate of return, to 4.57%.  However, bearing in mind that a new mortality table in 2009 is expected to indicate a decrease, a discount rate of 11.89%, corresponding to an actual discount rate of approximately 4%, is considered reasonable.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

	For the period ended September 30,
	2009			2008
	Pension	Other Benefits	Total	Pension	Other Benefits	Total

Service cost	$15,845	$17,340	$33,185	$43,468	$15,412	$58,880
Interest cost	778,183	322,653	1,100,836	645,782	590,879	1,236,661
Expected Return on plan assets	(760,049)	(7,175)	(767,225)	(274,906)	(59,104)	(334,010)
Amortization of net (gain) or loss		1,494,068	1,494,068	202,673	107,503	310,176
Net periodic pension cost under U.S. GAAP - (gain) or loss	33,978	1,826,886	1,860,864	617,017	654,690	1,271,707
Net periodic pension cost under Colombian GAAP (gain) or loss	91,775	(365,850)	(274,075)	304,015	(220,386)	83,629
Difference to be recognized under U.S. GAAP	$125,753	$1,461,036	$1,586,789	$921,032	$434,304	$1,355,336

The changes in the benefit obligations and  in plan assets for the above mentioned benefit plans, determined using U.S. GAAP, for the periods ended September 30, 2009 and 2008 are summarized below:

	September 30, 2009		December 31, 2008
	Pension Plans	Other Benefits	Pension Plans	Other Benefits (1)
Reconciliation of project benefit obligation
Project benefit obligation as of January 1	$(8,910,139)	$(3,838,042)	$(8,602,489)	$(2,865,655)
Cost of service	(15,845)	(17,340)	(57,957)	(20,549)
Cost of interest	(778,183)	(322,653)	(861,042)	(787,838)
Actuarial gain (loss)	408,473	(40,124)	116,506	(341,386)
Benefit payments	392,976	143,111	494,843	177,386
Projected benefit obligation	(8,902,717)	(4,075,048)	(8,910,139)	(3,838,042)

Reconciliation of plan assets(3):
Fair value of plan assets as of January 1	8,501,667	1,671,124	7,815,380	1,680,294
Reclasification between plan assets	-	-	216,553	(216,553)
Actual return on plan assets	885,803	88,460	964,577	207,383
Benefits paid	(392,976)	-	(494,843)	-
Fair value of plan assets	8,994,494	1,759,584	8,501,667	1,671,124

Projected benefit obligation	(513,295)	(3,309,668)	(479,318)	(1,545,629)
Amounts recognized in other comprehensive (income) loss	(605,072)	(994,204)	70,846	(621,289)
Net liability	91,777	(2,315,464)	(408,472)	(2,166,918)
Less: Net liability under RCP	91,777	(2,314,580)	-	(2,011,576)
Net effect under pension plan and other benefits	$-	$(884)	$(408,472)	$(155,342)

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Net liability of employee benefit plans is classified as follows:

	September 30, 2009		December 31, 2008
	Pension Plans	Other Benefits	Pension Plans	Other Benefits (1)
The classification of the net liability in the balance sheet is as follows:
Current portion	$91,777	$(148,449)	$-	$(210,294)
Long-term portion	-	(2,161,307)	(408,472)	(1,956,624)
Net liability	$91,777	$(2,166,918)	$(408,472)	$(2,166,918)

For U.S. GAAP purposes, plan assets are shown net of the pension obligations.  There are no differences between the fair value of plan assets under RCP and U.S. GAAP.

Under U.S. GAAP, the Company applies the provisions of Statement on Financial Accounting Standard No. 87, as amended by Statement on Financial Accounting Standard No. 132(R), Employers Disclosure about Pension and Other Post-retirement Benefits, an amendment to FASB Statements No. 87, 88 and 106".  The Company adopted Statement on Financial Accounting Standard No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) effective January 1, 2006, in respect of its defined benefits pension, health and education plans.  This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through Accumulated Other Comprehensive Income, as a separate component of shareholders’ equity.  The actuarial calculations are estimated at year end dates.

As of September 30, 2009 and December 31, 2008, the amounts recognized in the balance sheet related to pension, health, education and severance obligations consist of:

	September 30, 2009	December 31, 2008
Long term liability
Pension	$-	$408,472
Healt	1,910,794	1,586,115
Education	250,513	365,169
Bonds	-	5,340
Total long term liability	$2,161,307	$2,365,096

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

As of September 30, 2009 and December 31, 2008, the amounts recognized in accumulated other comprehensive loss, related to pension, health and education obligations consist of:

	September 30, 2009	December 31, 2008
Other Comprehensive income
Actuarial income (loss)

Pension	$(605,072)	$70,849
Health	736,004	(1,747,418)
Education	29,376	(464,764)
Bonds	(1,759,585)	1,590,890

Total other comprehensive income (loss)	(1,599,277)	(550,443)
Deferred income tax effect	(527,761)	181,646
Total	$(1,071,516)	$(368,797)

For the period ended September 30, 2009 for the pension plan obligation there was a gain of $ 408,473.   The outstanding cumulative gain at September 30, 2009, was $ 605,072.

For the period ended September 30, 2009 for the medical plan, there was a liability loss of $ 156,604.  The outstanding cumulative loss at September 30, 2009 was $ 736,004.

For the education plan, there was a liability gain of $ 116,480 for the period ended September 30, 2009.  The outstanding cumulative loss at September 30, 2009 was $29,376.

DEFERRED INCOME TAXES

Under RCP, deferred income taxes are generally recognized only for temporary differences arising from the income statement.  Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

The Company and its subsidiaries file separate income tax returns because the tax regulation does not allow consolidated income tax returns.  There are no requirements to file tax returns by segments.  Tax returns are required by each legal entity.

The following information regarding income taxes has been prepared under U.S. GAAP:

Income Taxes

Total income taxes for the periods ended September 30, 2009, and 2008 were comprised as follows:
	September 2009	September 2008
Income taxes based on net income	$1,402,077	$3,909,741
Income tax effects based on items of Other Comprehensive Income:
Pension Plan Liability	(709,407)	(81,639)
Available-for-sale securities	337,272	(126,253)
	$1,029,942	$3,701,849

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Income tax expense attributable to income from continuing operations consists of:

	September 2009	September 2008
Current	$1,284,945	$3,843,548
Deferred	289,050	(255,878)
	$1,573,995	$3,587,670

For the nine month periods ended on September 30, 2009 and 2008, foreign subsidiaries have not generated taxable income and consequently, they have not incurred in income tax expense.

Tax Rate Reconciliation

Income tax expense attributable to income from continuing operations was 1,573,995 and $3,587,670, for the periods ended September  30 2009 and 2008, respectively, and differed from the amounts computed by applying the income tax rate of 33%, to pretax income from continuing operations as a result of the following:

	September 2009	September 2008

Nominal income tax	33.00%	33.00%
Non – taxable income	(2.87)%	(1.60)%
Non – deductible expenses	3.21%	1.07%
OCI Adjustments	(3.49)%	(0.86)%
Others	(1.10)%	(1.49)%
Exempt revenue	(0.01)%	(2.46)%
Exchange difference	(3.68)%	1.32%
Effect of foreing profit taxed other rate	(0.08)%	0.13%
Effective income tax under U.S. GAAP	24.98%	29.11%

Deferred Taxes

The significant components of deferred income tax expense attributable to income from continuing operations for the periods ended September 30, 2009 and 2008 are as follows:

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

	September 2009	September 2008
Deferred income tax expense (exclusive of the effects of other components below):
Accounts payable	$30,641	$27,949
Inventories, principally due to inflation adjustments	57,976	(63,038)
Property, plant and equipment, principally due to DD&A and inflation adjustments	(392,737)	614,757
Deferred charges	30,352	(3,174,292)
Financial obligation, principally due to capitalized leasing	41,418	4,996
Monetary Correction and other	(102,638)	(529,783)
Investment	(17,286)	451,909
Estimated liabilities and provisions	133,481	(207,580)
Accounts and notes receivable	10,510	(7,552)
Net operating loss (*)	(314,889)	-
Labor obligations	173,448	2,717,866
Deferred Income	8,269	(166,147)
Natural and environmental properties due to inflation adjustments and capitalized expenses	(124,739)	(24,150)
Valuation Allowance	105,467	2,063
Additional tax discount on the acquisition of productive assets according to EITF 98 - 11	708,726	231,439
Other	313,184	71,514
	661,185	(50,049)

Amortization of actuarial loss recorded in OCI	(709,407)	(81,639)
Unrealized loss in available for sale securities	337,272	(126,253)
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred income tax assets	-	2,063

	$289,050	$(255,878)

(*) Comprises a domestic  subsidiary’s tax loss carry forward applicable to future taxable income which have no expiration date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30 2009 and December 31, 2008 are presented below:

	September 30, 2009	December 31,2008
Deferred income tax assets:
Inventories, principally due to inflation adjustments	$21,674	$79,650
Investments	298,028	1,598,571
Accounts and notes receivable	2,170	12,686
Deferred income	148,201	156,470
Property, plant and equipment, principally due to DD&A and inflation adjustments	1,325,765	933,028
Deferred charges	147,669	178,021
Financial obligation, principally due to capitalized leasing	120,694	162,112
Pension obligations	12,611	186,059
Accounts payable	82,951	113,592
Net operating loss	314,889	-
Others	-	4
Estimated liabilities and provisions	545,985	679,466
Total gross deferred income tax assets	3,020,636	4,099,658
Less valuation allowance	115,613	10,146
Net deferred income tax assets	2,905,023	4,089,513

Deferred income tax liabilities:
Accounts and notes receivable	-	(6)
Natural and environmental properties due to inflation adjustments and capitalized expenses	(56,272)	(181,011)
Monetary Correction and other	(387,572)	(490,210)
Investments	(906,743)	(2,224,572)
Other	(208,184)	-
Total deferred income tax liabilities	(1,558,771)	(2,895,799)
Net deferred income tax assets	$1,346,252	$1,193,714

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The valuation allowance for deferred income tax assets as of September 30 2009 and December 31, 2008, was $115,613 and $10,146, respectively. The valuation allowance at September 30 2009 and December 31, 2008 was primarily related to the effect on income tax related to inflation adjustments of lands that, in the judgment of management, are not more likely than not to be realized because lands are not depreciated and there are no plans to sell these lands.  In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at September 30, 2009.

INVENTORIES

Under RCP, inventories are valued at the lower of average cost or sale price.  Under U.S. GAAP, inventories are valued at the lower of average cost or market value, the determination of which can be made using several different methods acceptable under U.S. GAAP.  An adjustment has been recorded to reflect the difference in the method used to determine the valuation of inventories that arises from using sale price instead of market value, as defined by U.S. GAAP. The effects of this adjustment in the reconciliation of  income in the nine-month periods ended September 30, 2009 and 2008 were 158 and  98,048,  respectively.

Inventories are also affected by the effect of adjustments to cost of sales included in this reconciliation note. These adjustments relate to depreciation, expenses capitalized in property, plant and equipment, asset retirement cost and impairment of long lived assets.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

PROPERTY, PLANT AND EQUIPMENT

Under RCP, property, plant and equipment is recorded at cost, adjusted for inflation until 2001.  Cost includes administrative expenses until 2004, financial expenses and exchange differences from foreign currency financing until the asset is placed in service.  Normal disbursements for maintenance and repairs are charged to expense and those significant costs that improve efficiency or extend the useful life are capitalized.  Under U.S. GAAP, cost includes expenditures until the asset is placed in service such as installation cost, freight, interest, retirement cost; construction cost and other direct expenses are capitalized, with exception of adjustment for inflation and foreign currency loss. It also includes cost paid for oil and gas reserves acquired in Business Combinations.  For U.S. GAAP purposes, administrative expenses capitalized were eliminated from property, plant and equipment.  In addition, a deferred income tax asset resulted from the application of the provisions of ASC 740-30, Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations, because this investment creates an additional tax deduction of 40% in 2009 and 2008.

Revaluation of property, plant and equipment

Valuation surplus of property, plant and equipment corresponds to the difference between net book value and the market value for real estate or the current value in use for plant and equipment, determined by specialists.  These accounts are reflected as Valuations and as Valuation Surplus from reappraisals of assets (a component of equity) in the Company’s consolidated balances sheets.  The last valuation was in December 2006 is developing the valuation for December 2009.  Technical appraisals are valid for three years.

Under U.S. GAAP valuation and valuation surplus as the devaluation of assets are not permitted.

Impairment

Under RCP, technical appraisals for property, plant and equipment are performed at least every three years.  If the technical study is lower than the carrying value, the difference is recorded in equity as a reduction of the property, plant and equipment carrying value even if it reduces the valuation surplus below zero.  Under U.S. GAAP, property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If circumstances require a long-lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to the carrying value of the asset.  If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value.  Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.  The Company tests property, plant and equipment for impairment at the end of the year.

Differences among the successful efforts method

For RCP purposes, the Company applies a similar method to the internationally known “successful efforts method”, but prior to 2006, activities such as geology and geophysics, exploration expenses and maintenance were capitalized. This was the main difference with requirements of ASC 932. Production facilities are depreciated using the straight line method under RCP. For US GAAP purposes, Ecopetrol made all the necessary adjustments to reverse these capitalized expenses not allowed under US GAAP. Ecopetrol also used the US GAAP oil and natural gas reserves to compute the units of production method to depreciate its production facilities for U.S. GAAP purposes.

DEPRECIATION, DEPLETION AND AMORTIZATION

Under RCP, all tangible equipment, including those used in the production of crude oil and natural gas, is depreciated on a straight-line basis over the related estimated useful lives.  Intangible crude oil and natural gas assets reflected on the Company’s consolidated balance sheets as Natural and environmental properties are depleted on a units-of-production basis. Under U.S. GAAP, all assets, including tangible equipment, used in crude oil and natural gas producing activities are required to be depreciated or depleted using a units-of-production method, using proved reserves calculated in accordance with U.S. GAAP requirements.  Therefore, an adjustment to net income per U.S. GAAP has been recorded to account for the difference in depreciation, depletion and amortization expense based on the above-described differences in the methods used.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

ASSET RETIREMENT OBLIGATIONS

Under RCP, the Company annually updates an analysis of the estimated liability for future asset retirement obligations as of each balance sheet date.  The liability is adjusted to the current value and an offsetting amount is recorded as an adjustment to the asset cost.  To the extent that elements of the liability originate in U.S. dollars, changes in the foreign currency rates are included in the adjustment to the liability and the related asset.  The component of the asset cost resulting from this liability is included in the depreciable base of the related asset.

For purposes of U.S. GAAP reporting, the Company follows the provisions of Accounting for Asset Retirement Obligation (ASC 410-20).  ASC 410-20 requires the Company to recognize a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets as of the date the related asset was placed into service, and capitalize an equal amount as an additional cost of the asset.  Each period the liability is accreted using an effective interest rate method.  The accretion is included as an operating expense.  The cost associated with the abandonment obligation, along with any estimated salvage value, is included in the computation of depreciation, depletion and amortization.

An adjustment has been recorded in the consolidated financial statements to reflect accretion expense, and the related obligation and assets in accordance with ASC 410-20.  The adjustments recorded in the nine-month periods ended September 30, 2009 and 2008 was based on an estimate of the obligation as of those dates.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The following table presents the changes in abandonment obligations for the nine-month period ended September 30, 2009 and  December 31, 2008 as is required by ASC 410-20.

	September 2009	December 31, 2008
Balance at beginning of period	$1,320,058	$980,082
liabilities incurred in the current period	83,855	25,092
Liabilities revised	220,777	122,005
Liabilities settled	(5,448)	(3,120)
Accretion	(163,243)	195,191

Balance at end of period	$1,455,999	$1,320,058

BUSINESS COMBINATIONS

Purchase method of accounting

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination are expensed as incurred.

In regard to a business combination, the method of accounting under RCP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

In 2009, Ecopetrol acquired the following businesses:

Name of the Acquiree	Acquisition Date	Percent of the voting equity interests acquired	Description of the Acquiree Business	Ecopetrol’s reasons for the business combination
Oleoducto Central S.A. Ocensa S.A.	December 1994, date of incorporation of Ocensa S.A. March 17, 2009	Direct 35.29% Indirect 24.71%	Construction and operation of a pipeline system, which connects the Cusiana field with the Coveñas port in the Municipality of Tolú, Colombia	Synergies and economies of scale expected.

Refinería de Cartagena S.A.	October 11, 2006, date of incorporation of Refinería de Cartagena	48.99%	Construction and operation of refineries, refining of hydrocarbons, production, selling and distribution of crude oil, natural gas and by-products.	To assure the execution of the project of extension and modernization of the refinery.
	May 27, 2009	51.00%		To obtain the goal of produce 650.000 BPD of refined products.

Hocol Petroleum Limited	May 27, 2009	100%	Hocol Petroleum Limited is the wholly owner of Hocol Limited that owns a 100 percent of Homcol Cayman Inc. and Hocol S.A. This later entity owned 21.72% of Oleoducto de Colombia S.A.
The transaction is part of the expansion plan in the exploration and production areas, where the main focus is centralized in Colombia, furthermore this acquisition will contribute to the production goal of Ecopetrol to achieve one million barrels of oil equivalent in 2015

Oleoducto de Colombia S.A.	May 27, 2009	Direct 43.85% Indirect 21,72%	Construction and operation of a pipeline system, that connects the Vasconia terminal with the Coveñas port.
Following the Hocol acquisition, Ecopetrol became the owner of 65% of the total share of Oleoducto de Colombia S.A.. This participation is direct (43.5%) and indirect (21.7%) through Hocol’s share in the company.

The goodwill of $1,711,397 arising from the acquisition of Oleoducto Central S.A., previously considered as a Variable Interest Entity, consists largely of the synergies and economies of scale expected. The goodwill of $96,083 arising from the acquisition of Refinería de Cartagena S.A., consists largely of the synergies and economies of scale expected in Barrancabermeja and Cartagena refineries through high quality products (low sulfur). All of the goodwill was assigned to the refining segment.

None of the goodwill recognized is expected to be deductible for income tax purposes.

For US GAAP purposes as a result of the adoption of ASC 805 (performed FAS 141R) for business combination, Ecopetrol recorded $ 1,078,537 as income resulting from the excess of fair value over the preexistence participation book value. for some of the subordinated companies, mainly Ocensa S.A..

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The following table summarizes the consideration paid for the acquisitions and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in the Companies acquired:

	Oleoducto Central S.A. Ocensa S.A.	Refinería de Cartagena S.A.	Hocol Petroleum Limited	Oleoducto de Colombia S.A.

Consideration:
Cash	$998,903	$1,206,497	$1,628,275	$27,156
Contingent consideration arrangement	-	-	22,274	-
Fair value of total consideration transferred	998,903	1,206,497	1,650,549	27,156
Fair value of Ecopetrol's equity interest in acquires held before the business combination	1,410,451	1,159,182	-	54,512
	2,409,354	2,365,679	1,650,549	81,668
Recognized amounts of identifiable assets acquired and liabilities assumed:
Financial assets	453,118	991,542	588,556	28,702
Inventory	-	324,173	15,562	-
Property, plant, and equipment	1,429,179	1,436,033	679,160	195,545
Identifiable intangible assets	62,108	-	865,330	-
Other assets	453,329	80,745	38,052	567
Financial liabilities assumed	(23,832)	(476,921)	(226,185)	12,071
Other liabilities assumed	(89,688)	(85,979)	(237,146)	5,881
Total identifiable net assets acquired	2,284,214	2,269,593	1,723,329	242,766

Non controlling interest in acquires	(1,586,258)	(1)	-	(42,801)
Goodwill (Gain on acquisition)	$1,711,398	$96,087	$(72,780)	$(118,297)

SEGMENT INFORMATION

The following segment information has been prepared in accordance with Statement on Financial Accounting Standard No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 31).  Financial information by business segment is reported in accordance with the internal reporting system under RCP and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of Ecopetrol.

As from 2009, crude oil purchases from third parties and ANH and the proceeds from the sales thereof are presented withing the Market and Supply segment. Up to 2008, they were included in the Exploration and Production segment until 2008.  The composition of the segments or the structure of the Company´s internal organizations has not been modified. The segment information for 2008 included herein has been updated for comparison purposes.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The Company operates under the following segments, which are described as follows:

Exploration and Production — this segment includes the Company’s exploration and production activities of oil & gas. Revenue is derived from the sale of crude oil and natural gas to inter-company segments, at market prices, and to third parties. Revenue is derived from local sales of crude oil, regulated fuels, non-regulated fuels and natural gas. Sales are made to local and foreign distributors. Costs include those costs incurred in production. Expenses include all exploration costs that are not capitalizable.

Refining Activities — this segment includes the Company’s refining activities. Goods sold, both internally and to third parties, include refined products such as motor fuels, fuel oils and petrochemicals at market prices. This segment also includes sales of industrial services to third parties.

Transportation — this segment includes the Company’s sales and costs associated with the Company’s pipelines and other transport activities.

Market and supply – this segment includes the Company’s revenues, costs and expenses associated with distribution, include purchase to third parties and ANH (Agencia Nacional de Hidrocarburos)

Corporate —   Includes the financial results and other activities not included in the previous segments, and all corporate financial management and overhead related with the Company’s central administration.  It also includes actuarial expenses related with the pension and health-care plans for pensioned participants.

These functions have been defined as the operating segments of the Company because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company's chief operating decision maker to allocate resources to the segments and assess their performance; and (c) for which discrete financial information is available.  Internal transfers represent sales to intercompany segments and are recorded and presented at market prices.

As of September 30, 2009
	Exploration & Production	Refining Activities	Transporting	Market and Supply	Corporate	Eliminations	Total
Current assets
Cash and cash equivalents	$349,532	$320,951	$148,880	$1	$5,566,886	$-	$6,386,249
Accounts and notes receivable	1,564,277	880,879	339,279	100,303	2,065,595	(655,159)	4,295,174
Inventories	612,029	1,174,391	35,639	283,052	-	(152,072)	1,953,039
Investments	-	307,770	133,137	-	870,415	(185,311)	1,126,012
Other current assets	1,913,175	614,535	146,570	42,718	190,654	(6,186)	2,901,466
	4,439,013	3,298,526	803,505	426,073	8,693,550	(998,728)	16,661,939
Investments in unconsolidated companies	1,750,192	625,649	518,186	7,861	1,359,461	-	4,261,349
Property, plant and equipment, net	13,867,339	4,959,346	4,408,581	11,069	125,999	-	23,372,333
Other non current assets	3,664,849	1,666,341	966,292	40,662	4,055,677	(986,909)	9,406,912
Non Current assets	19,282,380	7,251,336	5,893,058	59,592	5,541,137	(986,909)	37,040,594
Total assets	$23,721,393	$10,549,862	$6,696,563	$485,665	$14,234,687	$(1,985,637)	$53,702,533

Accounts payable	$(1,956,142)	$(1,539,951)	$(724,890)	$(485,418)	$(3,367,677)	$807,422	$(7,266,657)
Financial obligations ST	(10,087)	(163,530)	(815)	-	(112,623)	-	(287,055)
Other Current Liabilities	(848,111)	(1,398,646)	(441,020)	(26,006)	(255,100)	-	(2,968,884)
Current Liabilities	(2,814,340)	(3,102,127)	(1,166,726)	(511,424)	(3,735,401)	807,422	(10,522,596)
Financial obligations LT	(423)	(6,067)	(520,003)	-	(5,103,200)	-	(5,629,692)
Other non Current Liabilities	(3,423,314)	(1,244,701)	(175,492)	(8,918)	(3,588,866)	1,079,035	(7,362,257)
Non current liabilities	(3,423,737)	(1,250,768)	(695,494)	(8,918)	(8,692,066)	1,079,035	(12,991,949)
Total Liabilities	(6,238,077)	(4,352,895)	(1,862,220)	(520,342)	(12,427,467)	1,886,457	(23,514,545)
Minority interest	-	(11,104)	(876,582)	-	-	0	(887,686)
Equity	(17,483,316)	(6,185,862)	(3,957,761)	34,678	(1,807,220)	99,179	(29,300,302)
Total liabilities and equity	$(23,721,393)	$(10,549,862)	$(6,696,563)	$(485,665)	$(14,234,687)	$1,985,637	$(53,702,533)
Capital expenditures	$3,390,758	$1,206,613	$2,236,012	$5,326	$100,594	$-	$6,939,303
Goodwill	$1,415,112	$625,649	$518,186	$-	$-	$-	$2,558,947

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

As of December 31, 2008
	Exploration & Production	Refining Activities		Transporting	Market and Supply	Corporate	Total

Current assets
Cash and cash equivalents	$29,621		$25,702	$205,423	$1	$1,853,056		$2,113,803
Accounts and notes receivable	889,324		713,242	108,034	3,195	4,163,487		5,877,282
Inventories	695,998		514,696	1,609	312,697	86,296		1,611,296
Investments	-		-	-	-	3,749,919		3,749,919
Other current assets	1,311,415		567,679	224,437	1,573	247,496		2,352,600
	2,926,358		1,821,319	539,503	317,466	10,100,254		15,704,900
Investments in unconsolidated companies	636,010		1,307,996	48,221	7,790	404,678		2,404,695
Property, plant and equipment, net	11,532,444		2,624,998	1,858,477	13,260	102,358		16,131,537
Pension Plan assets	-		-	-	-	-		-
Other non current assets	3,748,875		2,256,078	884,312	37,319	7,534,696		14,461,280

Non Current assets	15,917,329		6,189,072	2,791,010	58,369	8,041,732		32,997,512
Total assets	$18,843,687		$8,010,391	$3,330,513	$375,835	$18,141,986		$48,702,412

Accounts payable	$(751,117)		$(532,743)	$(287,843)	$(3,280)	$(133,664)		$(1,708,647)
Other Current Liabilities	(2,818,830)		(1,171,709)	(327,960)	(9,907)	(662,719)		(4,991,125)
Current Liabilities	(3,569,947)		(1,704,452)	(615,803)	(13,187)	(796,383)		(6,699,772)
Non current liabilities	(3,133,747)		(173,241)	(191,295)	(8,360)	(3,633,329)		(7,139,972)
Total Liabilities	(6,703,694)		(1,877,693)	(807,098)	(21,547)	(4,429,712)		(13,839,744)
Minority Interest	-		(8,682)	(234,269)	-	-		(242,951)
Equity	(12,139,993)		(6,132,698)	(2,523,415)	(354,288)	(13,712,274)		(34,619,717)
Total liabilities and equity	$(18,843,687)	$	(8,010,391)	$(3,330,513)	$(375,835)	$(18,141,986)	$	(48,702,412)
Capital expenditures	$4,911,487		$776,080	$939,996	$7,549	$69,483		$6,704,595
Goodwill	$-		$668,614	$-	$-	$-		$668,614

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Statement of net income by segment is as follows in accordance with RCP:

Period ended September 30, 2009
	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total

Revenues:

Local sales	$571,321	$8,870,985	$1,145,183	$2,977,175	$6,116	$(2,806,425)	$10,764,355
Foreign sales, net	5,246,489	2,593,284	-	2,805,267	9,018	-	10,654,058
Inter-segment net operating revenues	1,261,014	6,733,330	22,277	342,806	-	(8,359,427)	-
Total Revenue	7,078,824	18,197,599	1,167,460	6,125,248	15,134	(11,165,852)	21,418,413
Cost of sales	4,026,926	12,853,120	931,453	5,495,042	399	(11,402,199)	11,904,741
Depreciation, depletion and amortization	1,759,893	293,966	555,263	445	-	-	2,609,567
Selling	607,778	160,679	61,021	368,276	33,633	(274,664)	956,723
Administration expenses	173,731	141,829	114,339	24,491	340	(1,157)	453,573
Costs and expenses	6,568,328	13,449,594	1,662,076	5,888,254	34,372	(11,678,020)	15,924,604
Operating income	510,496	4,748,005	(494,616)	236,994	(19,238)	512,168	5,493,809
Other non-operating income (expenses)	(149,450)	(50,549)	(96,362)	(9,264)	(244,625)	23,576	(526,674)
Other expenses, net	(230,957)	(121,773)	(164,980)	61,983	(148,666)	20,273	(584,120)
Income before income taxes and minority interest	279,539	4,626,232	(659,596)	298,977	(167,904)	532,441	4,909,689
Income tax (expense) benefits	(1,558,927)	120,799	(92,562)	(24,060)	47,031	-	(1,507,719)
Minority interest	-	168	8,437	-	-	-	8,605
Net income for the period	$(1,279,388)	$4,747,199	$(743,721)	$274,917	$(120,873)	$532,441	$3,410,575

Period ended September 30, 2008
	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total

Revenues:

Local sales	$474,401	$12,467,363	$531,206	$4,230,550	$4,497	$-	$17,708,017
Foreign sales, net	3,802,410	2,069,090	-	3,596,276	12,470	-	9,480,246
Inter-segment net operating revenues	11,566,939	1,107,776	767,439	117,812	-	(13,559,966)	-
Total Revenue	$15,843,750	15,644,229	1,298,645	7,944,638	16,967	(13,559,966)	27,188,263
Cost of sales	3,039,391	15,020,557	658,543	7,124,175	3,513	(13,559,966)	12,286,213
Depreciation, depletion and amortization	1,176,803	220,550	140,087	406	-	-	1,575,974
Selling	410,608	118,949	20,195	458,433	24,921	-	994,978
Administration expenses	91,579	89,170	53,343	13,267	174	-	247,533
Costs and expenses	$4,718,381	15,449,226	872,168	7,596,281	28,608	(13,559,966)	15,104,698
Operating income	11,125,369	195,003	426,477	348,357	(11,641)	-	12,083,565
Financial (expenses) income, net	(30,895)	133,513	35,246	202,676	2,006,841	-	2,347,381
Pension expenses	-	-	(4,582)	-	(781,217)	-	(785,799)
Other non-operating (expenses) income	(334,429)	(148,899)	85,101	(13,122)	70,173	-	(341,176)
Other expenses, net	$(365,324)	(15,386)	115,765	189,554	1,295,797	-	1,220,406
Income before income taxes and minority interest	10,760,045	179,617	542,242	537,911	1,284,156	-	13,303,971
Income tax expenses	(3,023,151)	(79,664)	(151,776)	(150,564)	(327,058)	-	(3,732,213)
Minority interest	-	-	-	-	-	-	-
Net income for the period	$7,736,894	$99,953	$390,466	$387,347	$957,098	$-	$9,571,758

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

The following table illustrates sales by geographic zones:

Sales by Geographic Zones September 30, 2009

Zone	Products	Value	Participation

Colombia	Crude oil, Refined, Petrochemicals and natural gas	$10,614,942	49.6%
United States of America	Crude oil, Refined and Petrochemicals	7,370,083	34.4%
Asia	Crude oil, Refined and Petrochemicals	1,159,265	5.4%
South America	Crude oil, Refined, Petrochemicals and natural gas	476,677	2.2%
Central America and Caribbean	Crude oil, Refined and Petrochemicals	966,335	4.5%
Europe	Crude oil, Refined and Petrochemicals	830,797	3.9%
Other	Petrochemicals	314	0.0%
		$21,418,413	100.0%

Sales by Geographic Zones September 30, 2008

Zone	Products	Value	Participation
Colombia	Crude oil, Refined, Petrochemicals and natural gas	$17,283,807	63.6%
United States of America	Crude oil, Refined and Petrochemicals	6,549,267	24.1%
Asia	Crude oil, Refined and Petrochemicals	817,849	3.0%
South America	Crude oil, Refined, Petrochemicals and natural gas	599,739	2.2%
Central America and Caribbean	Crude oil, Refined and Petrochemicals	771,657	2.8%
Europe	Crude oil, Refined and Petrochemicals	1,165,431	4.3%
Other	Petrochemicals	513	0.0%
		$27,188,263	100.0%

Sales of products by Segment September 30, 2009

Local Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total

Medium distillates	$17,337	$4,124,758	$-	$-	$-	$-	$4,142,095
Gasolines	-	2,535,801	-	-	-		2,535,801
Crude Oil	-	-	-	2,558,861	-	(2,269,945)	288,916
Other products	161,673	1,203,940	-	-	-		1,365,613
Services	33,820	55,069	1,145,183	52,205	6,116	(513,355)	779,039
Natural Gas	347,266	-	-	366,109	-	(23,125)	690,250
L.P.G.	11,224	296,805	-	-	-		308,029
Diesel and gasoline subsidies	-	115,387	-	-	-		115,387
Plastic and rubber	-	539,225	-	-	-		539,225
Total local sales	$571,320	$8,870,985	$1,145,183	$2,977,175	$6,116	$(2,806,425)	$10,764,355

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Sales of products by Segment September 30, 2009

Foreign Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total

Crude oil	$4,957,290	$-	$-	$2,731,754	$-		$7,689,044
Fuel oil	-	1,557,481	-	-	-		1,557,481
Gasolines	-	333,402	-	69,865	-		403,267
Naftas	-	52,636	-	-	-		52,636
Jet fuel	-	158,015	-	-	-		158,015
Natural Gas	289,199	-	-	3,648	-		292,847
Plastic and rubber	-	239,664	-	-	-		239,664
Other products and services	-	252,086	-	-	9,018		261,104
Total foreign sales	$5,246,489	$2,593,284	$-	$2,805,267	$9,018	$-	$10,654,058

Sales of products by Segment September 30, 2008

Local Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Medium distillates	$14,830	$4,437,231	$-	$-	$-	$4,452,061
Gasolines	-	2,661,209	-	-	-	2,661,209
Crude Oil	-	-	-	3,885,680	-	3,885,680
Other products	107,821	904,207	-	-	-	1,012,028
Services	13,188	52,867	531,206	56,615	4,497	658,373
Natural Gas	319,866	-	-	288,255	-	608,121
L.P.G.	15,330	462,374	-	-	-	477,704
Diesel and gasoline subsidies	3,366	3,378,672	-	-	-	3,382,038
Plastic and rubber	-	570,803	-	-	-	570,803
Total local sales	$474,401	$12,467,363	$531,206	$4,230,550	$4,497	$17,708,017

Sales of products by Segment September 30, 2008

Foreign Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Crude oil	$3,622,559	$-	$-	$3,594,395	$-	$7,216,954
Fuel oil	-	1,738,024	-	-	-	1,738,024
Gasolines	-	161,174	-	-	-	161,174
Naftas	-	-	-	-	-	-
Jet fuel	-	-	-	-	-	-
Natural Gas	179,850	-	-	1,881	-	181,732
Plastic and rubber	-	-	-	-	-	-
Other products	1	169,892	-	-	12,470	182,362
Total foreign sales	$3,802,410	$2,069,090	$-	$3,596,276	$12,470	$9,480,246

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values under U.S. GAAP of the Company’s financial instruments at September 30, 2008 and 2009.  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	September 30, 2009		December 31, 2008
	Carrying		Carrying
	amount	Fair Value	amount	Fair Value
Financial assets:
Cash and cash equivalents	$6,571,644	$6,571,644	$4,812,595	$4,812,595
Investment securieties	2,917,947	3,481,640	7,905,445	8,201,004
Accounts/Notes Receivable	4,565,202	4,512,275	6,086,324	6,086,633
Financial Liabilities:
Financial Obligations	$5,916,747	$5,916,747	$287,314	$287,314
Accounts Payable	4,759,615	4,759,648	2,113,923	2,113,923
Capital Iease	-	-	483,880	428,671

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents; Financial Obligations, Accounts Payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment securities: The fair values of debt securities (both available-for-sale and held-to-maturity investments) and equity securities are based on quoted market prices at the reporting date for those or similar investments.

Accounts/Notes Receivable and Direct Finance Lease: The fair value is determined as the present value of expected future cash flows discounted at the rate offered by financial institutions in a current or savings account in Colombia.

Capital Lease: The fair value is determined as the present value of expected future payments discounted at Ecopetrol’s borrowing rate.

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

Assets measured at fair value on a recurring basis are as follows:

	September 30, 2009
	Fair
	Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Marketable securities	943,025	718,891
Investment securities	2,538,615	2,591,433	19,385	151,931
Financial liabilities:
Financial Obligations	5,916,747	5,916,747

(1)
Market approach – The Company uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. These estimated fair values could change significantly based on future market conditions.

Balance as of september 2008	-
Additions	151,931
Translation	-
Retreats	-
Maturity	-
Valuation	-
Balance as of september 2009	151,931

EARNING PER SHARE

	September 30, 2009	September 30, 2008

Number of shares	40,472,512,588	40,472,512,588
Net income	4,815,069	8,626,828
Earning per share	0.00011897	0.000213153

RECENT U.S. GAAP PRONOUNCEMENTS

In September 2009, the FASB issued ASU 2009-11, Extractive activities - Oil and Gas – Amendment to section 932-10-S99, this accounting standard update represents a technical correction to the SEC observer comment in EITF-90-22 “Accounting for Gas-Balancing arrangements”. Registrants should account for all significant gas imbalances consistently, using one accounting method. SEC registrants should disclose their method of accounting, as well as the amount of any imbalance in terms of units and value, if significant.

ECOPETROL S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
As of September 30, 2009 (unaudited) and December 31, 2008 and
For the nine-month periods ended September 30, 2009 and 2008 (unaudited)

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.